Exhibit 10.1

STOCK PURCHASE AGREEMENT

dated as of

July 18, 2011

by and among

A. O. Smith Corporation,

the Shareholders of Lochinvar Corporation,

the Shareholders of Lochinvar Limited,

and

William L. Vallett, Jr., as Sellers’ Representative

i

Section 12.07. Waiver of Trial by Jury	65
Section 12.08. Mutual Drafting	65
Section 12.09. Counterparts; Effectiveness	65
Section 12.10. Entire Agreement	66
Section 12.11. Severability	66
Section 12.12. Disclosure Schedule	66
Section 12.13. Specific Performance	66

DISCLOSURE SCHEDULES

Schedule 1.01(a)	Collateral Liens
Schedule 1.01(b)	Company Debt
Schedule 1.01(c)	Permitted Liens as of Signing
Schedule 1.01(d)	Permitted Liens as of Closing
Schedule 1.01(e)	Revenue
Schedule 1.01(f)	Revenue Adjustment Company Employees
Schedule 3.01	Shares
Schedule 3.05(a)	Noncontravention—Right of Termination
Schedule 3.05(b)	Noncontravention—Notices, Filings or Consents
Schedule 3.07(a)	Financial Statements
Schedule 3.08(b)	Absence of Certain Changes
Schedule 3.09	No Undisclosed Liabilities
Schedule 3.10(a)	Material Contracts
Schedule 3.11	Litigation
Schedule 3.13(a)	Owned Real Property
Schedule 3.13(c)	Leased Real Property
Schedule 3.13(g)	Real Property Rights
Schedule 3.14(a)	Intellectual Property—Patents, Trademarks, Copyrights
Schedule 3.14(b)	Intellectual Property—In-Licenses
Schedule 3.14(e)	Intellectual Property
Schedule 3.14(g)	Intellectual Property
Schedule 3.14(i)	Intellectual Property—Open Source Software
Schedule 3.14(k)	Intellectual Property
Schedule 3.15	Permits
Schedule 3.16	Insurance
Schedule 3.17(a)	Benefits Plans
Schedule 3.17(j)	Post Termination Benefits Plans
Schedule 3.17(m)	Non-U.S. Employee Benefit Plans to Which Company Contributes
Schedule 3.18(a)	Environmental Matters
Schedule 3.18(c)	Environmental Matters
Schedule 3.18(d)	Environmental Matters
Schedule 3.19(a)	Warranties and Guarantees
Schedule 3.19(b)	Products Liability; Products Warranty—Material Claims
Schedule 3.20(f)	Employment Disputes
Schedule 3.21	Affiliate Transactions
Schedule 3.22	Customers and Suppliers
Schedule 3.23	Post-Closing Indebtedness
Schedule 5.01	Conduct Prior to Closing Date
Schedule 5.13	Name and Director and Officer Changes
Schedule 6.01(a)	S Corporation Matters
Schedule 6.01(c)	U.K. Affiliate Special Tax Arrangements
Schedule 6.01(p)	U.K. Affiliate Earnings and Profits
Schedule 6.01(q)	Transfer Pricing Matters
Schedule 6.01(r)	U.K. Affiliate VAT Registration
Schedule 6.01(t)	U.K. Affiliate Statutory Clearance
Schedule 6.01(v)	U.K. Affiliate Loans and Advances
Schedule 7.01	Post Retirement Benefits
Schedule 7.02	Severance
Schedule 7.04(a)	Employee Compensation Bonus

v

Schedule 7.04(b)	Special Employee Compensation Bonus
Schedule 8.02(d)	Required Consents
Schedule 9.02(a)(iii)	Indemnification Matters

ANNEXES

Annex	A	Definitions; Cross References

EXHIBITS

Exhibit	A	List of Shareholders of the Company and the U.K. Affiliate
Exhibit	B	Form of Latham & Watkins LLP Opinion
Exhibit	C	Form of Bass, Berry & Sims PLC Opinion
Exhibit	D	Form of General Release
Exhibit	E	Form of Officer’s Certificate
Exhibit	F	Form of Joint and Several Guarantee
Exhibit	G	Form of U.S. Secretary’s Certificate
Exhibit	H	Form of U.K. Board Minutes
Exhibit	I	Form of Escrow Agreement
Exhibit	J	Form of Buyer Certificate
Exhibit	K	Accounting Policies

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of July 18, 2011 by and among (a) A. O. Smith Corporation, a Delaware corporation (“Buyer”), (b) each of the shareholders (each a “Seller” and collectively, “Sellers”) of Lochinvar Corporation, a Tennessee corporation (the “Company”), and Lochinvar Limited, a company incorporated under the laws of England and Wales under company number 3453820 (the “U.K. Affiliate”), in both cases listed on Exhibit A attached hereto and (c) William L. Vallett, Jr., an individual resident of the State of Tennessee (the “Sellers’ Representative”). Each of Buyer and Sellers is referred to herein as a “Party” and collectively as the “Parties”.

W I T N E S S E T H :

WHEREAS, Sellers own beneficially and of record (a) all the issued and outstanding capital stock of the Company (the “U.S. Shares”) and (b) all the issued and outstanding shares of the U.K. Affiliate (the “U.K. Shares”, and together with the U.S. Shares, the “Shares”); and

WHEREAS, Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, all of the Shares, free and clear of all Liens, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATIONS

Section 1.01. Definitions and Cross References. Capitalized terms used, but not defined herein have the meanings set forth on Annex A. A table of cross references to terms defined in this Agreement is set forth on Annex A.

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral gender and vice versa. If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to any statute shall be deemed to refer to such statute as amended from time to time, except as otherwise specified herein, and to any rules or regulations promulgated thereunder. All references to currency herein shall be to, and all payments required hereunder shall be paid in, U.S. Dollars unless a different currency is specifically stated. The term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or”. Unless otherwise specified, all references to any time herein shall refer to Eastern Time. For the avoidance of doubt, the term “made available” shall mean, with respect to any information, documentation or other materials, that such information, documentation or other materials were contained in the Data Room or delivered (by mail, email, overnight or other courier, physically or other similar mean) to Buyer or its Representatives.

ARTICLE II

PURCHASE AND SALE OF SHARES

Section 2.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, Sellers agree to sell to Buyer and Buyer agrees to purchase from Sellers, all of the Shares, free and clear of all Liens, other than Permitted Liens. Each Seller of the U.K. Shares hereby severally waives any right of pre-emption or other restriction on transfer in respect of the U.K. Shares conferred on him under the articles of association of the U.K. Affiliate or otherwise and shall procure the irrevocable waiver of any such right or restriction conferred on any other Person who is not a Party.

Section 2.02. Purchase Price.

(a) The “Company Purchase Price” shall be an amount equal to, in the aggregate: (i) Three Hundred and Ninety Million Dollars ($390,000,000) in cash (the “Base Consideration”), minus (ii) the U.K. Affiliate Purchase Price, minus (iii) the Company Employee Bonus Amount, minus (iv) the Accrued Compensation Expense, plus (v) the Unpaid Company Employee Bonus Amount, minus (vi) the Closing Indebtedness, as the same may be adjusted in accordance with Section 2.04, plus (vii) the Earn-Out Payment, if any, and plus (viii) the Final Working Capital Adjustment Amount determined in accordance with Section 2.04.

(b) The “U.K. Affiliate Purchase Price” shall be Six Million, Two Hundred and Thirty-Six Thousand Dollars ($6,236,000).

Section 2.03. Closing. The Closing shall take place at the offices of Bass, Berry & Sims PLC, 150 Third Avenue South, Suite 2800, Nashville, Tennessee, as soon as possible, but in no event later than the third (3rd) Business Day following the Satisfaction Date or such other date or location as Buyer and Sellers may mutually determine (the “Closing Date”). The Closing shall be deemed to have been consummated at 11:59 p.m. Nashville time on the Closing Date (the “Effective Time”). The following deliveries shall be made prior to or at the Closing:

(a) Sellers shall cause the Company to prepare and, not more than five (5) nor less than two (2) Business Days prior to the Closing Date, deliver to Buyer an estimate, prepared in good faith, of the Closing Net Working Capital and the Closing Indebtedness, together with reasonably detailed supporting documentation, including the calculation of the Initial Cash Consideration, and the Initial Working Capital Adjustment, if any, that shall be prepared in a manner consistent in all respects with the Sample Closing Statement, including the line items set forth therein (the “Initial Closing Statement”);

(b) Buyer shall deliver to Sellers identified as owners of the U.S. Shares on Exhibit A, in the proportions set forth on Exhibit A, the Initial Cash Consideration, by wire transfer of immediately available funds to the account or accounts specified in writing by Sellers to Buyer (which instructions shall be delivered no later than three (3) Business Days prior to the Closing Date);

(c) Buyer shall deliver to Sellers identified as owners of the U.K. Shares on Exhibit A, in the proportions set forth on Exhibit A, the U.K. Affiliate Purchase Price, by wire transfer of immediately available funds to the account or accounts specified in writing by Sellers’ Representative to Buyer (which instructions shall be delivered no later than three (3) Business Days prior to the Closing Date);

(d) Buyer shall deposit with the Escrow Agent, as the escrow agent under the Escrow Agreement, Ten Million Dollars ($10,000,000) (the “Indemnification Escrow Amount”) and Two Million Dollars ($2,000,000) (the “Working Capital Adjustment Escrow Amount”), by wire transfer of immediately available funds to the account or accounts previously specified in writing by the Escrow Agent, such amount to be held by the Escrow Agent in accordance with the Escrow Agreement;

(e) Buyer shall pay, on behalf of the Company or the U.K. Affiliate, as applicable, to each Person to whom Indebtedness is owed by the Company or the U.K. Affiliate, as applicable, an amount equal to the aggregate of all Indebtedness owed at the Closing to such creditor by the Company or the U.K. Affiliate, as applicable, in full satisfaction thereof and as necessary to cause the release, in connection with such repayment, of any Liens securing such Indebtedness as set forth in such creditor’s Payoff Letter;

(f) Sellers shall cause the Company to prepare and, not more than five (5) nor less than two (2) Business Days prior to the Closing Date, deliver to Buyer final Schedules 7.04(a) and 7.04(b), setting forth all amounts to be paid to Company Employees pursuant to Section 7.04 as well as an estimate of the Company’s share of employment Taxes on the total amount of the payments to be made to the U.S. Company Employees pursuant to Section 7.04 (which estimate shall be determined jointly by Sellers’ Representative and Buyer after Sellers’ Representative has caused the Company to run a test payroll of such payments). Buyer shall pay, on behalf of Sellers, the Company Employee Bonus Amount to the Company in order for the Company to satisfy its obligations to the U.S. Company Employees pursuant to Section 7.04;

(g) Sellers shall deliver all instruments and documents necessary to release any and all Liens for Indebtedness on the assets of the Company or the U.K. Affiliate, other than the Permitted Liens, including appropriate UCC financing statement amendments (termination statements) and including executed copies of each creditor’s Payoff Letter;

(h) Buyer shall deliver the opinion of Latham & Watkins LLP, counsel to Buyer, in substantially the form attached as Exhibit B;

(i) Sellers shall deliver the opinion of Bass, Berry & Sims PLC, counsel to Sellers, in substantially the form attached as Exhibit C;

(j) Sellers shall deliver the Section 338 Forms upon receipt from Buyer;

(k) Sellers shall deliver general releases, in the form attached as Exhibit D, executed by each Seller (collectively, the “General Releases”);

(l) Sellers shall deliver duly executed written resignations in a form reasonably acceptable to Buyer of (i) each of the directors of the of the Company, each such resignation to be effective as of the Closing, and (ii) each of the directors, the secretary and the auditors of the U.K. Affiliate, each such resignation to be effective from the passage of a board resolution of the U.K. Affiliate accepting such resignation;

(m) Sellers shall deliver a certificate, in substantially the form attached as Exhibit E, executed on behalf of Sellers by the Vice President Finance and Treasurer of the Company and containing representations and warranties of Sellers to the effect that the conditions set forth in Sections 8.02(a) and 8.02(b) have been satisfied (the “Officer’s Certificate”);

(n) Sellers shall deliver a joint and several guarantee in the form attached hereto as Exhibit F, executed by each of the Company Principals guaranteeing Sellers’ indemnification obligations hereunder, including pursuant to Article VI and Section 9.02;

(o) Sellers shall deliver (i) a duly completed and executed IRS Form W-9 from each Seller, (ii) an executed statement from each Seller in form and substance reasonably satisfactory to Buyer that satisfies the requirements of Treasury Regulation § 1.1445-2(b)(2) and (iii) any other certifications, affidavits, forms or documents required to be delivered to Buyer pursuant to the Laws relating to state, local or foreign Taxes in order to relieve Buyer of any obligation to withhold any portion of the Purchase Price;

(p) Sellers shall deliver or cause to be delivered to Buyer or its Representatives stock certificate(s) evidencing all of the Shares, in each case duly endorsed in blank or accompanied by stock powers duly executed in blank;

(q) Sellers shall deliver to Buyer duly signed stock transfer forms, in a form reasonably acceptable to Buyer, in respect of all the U.K. Shares, made out in favor of Buyer;

(r) Sellers shall deliver to Buyer duly signed powers of attorney, in a form reasonably acceptable to Buyer, in respect of all of the U.K. Shares, made out in favor of Buyer;

(s) Sellers shall deliver to Buyer all the statutory and other books (duly written up to date) of the U.K. Affiliate and all certificates of incorporation, certificates of incorporation on change of name and common seals as are kept by the U.K. Affiliate or required to be kept by Law; and

(t) Sellers shall deliver a certificate executed by the Secretary of the Company and board minutes executed by the chairman of the board meeting of the U.K. Affiliate in substantially the forms attached as Exhibit G and Exhibit H, respectively.

(u) Buyer and Sellers’ Representative shall deliver an executed escrow agreement, and Sellers shall deliver an escrow agreement executed by the Escrow Agent, in the form attached as Exhibit I (the “Escrow Agreement”).

Section 2.04. Closing Net Working Capital.

(a) As soon as reasonably practicable following the Closing Date, and in any event within sixty (60) days thereafter, Buyer shall prepare and deliver to the Sellers’ Representative its determination of the Closing Net Working Capital and the Closing Indebtedness, together with reasonably detailed supporting documentation, including Buyer’s calculation of (i) the Final Working Capital Adjustment Amount, if any, that shall be prepared in a manner consistent in all respects with the sample calculation of Net Working Capital as of May 31, 2011 which shall be prepared by Sellers in cooperation with Buyer within fifteen (15) Business Days of the date of this Agreement (including the line items set forth therein, the “Sample Closing Statement”) and (ii) the Closing Indebtedness (the “Buyer Closing Statements”).

(b) Within thirty (30) days after receipt by the Sellers’ Representative of the Buyer Closing Statements, the Sellers’ Representative shall notify Buyer as to whether Sellers agree or disagree with any components of the Buyer Closing Statements and, if Sellers disagree, such notice shall set forth in reasonable detail the particulars of such disagreement, including calculation by Sellers of the Final Working Capital Adjustment Amount or the Closing Indebtedness (“Closing Statements Notice of Disagreement”). If the Sellers’ Representative provides a notice pursuant to which it agrees with each of the components of the Buyer Closing Statements or does not provide a Closing Statements Notice of Disagreement within such thirty (30) day period, then Sellers shall be deemed to have accepted the calculations and the amounts set forth in the Buyer Closing Statements delivered by Buyer, which shall then be final, binding and conclusive for all purposes hereunder. If any such Closing Statements Notice of Disagreement is timely provided, then Sellers’ Representative and Buyer shall use commercially reasonable efforts for a period of thirty (30) days thereafter to resolve any disagreements with respect to the calculations or amounts identified in the Closing Statements Notice of Disagreement. Any item or amount to which no dispute is raised in the Closing Statements Notice of Disagreement will be final, conclusive and binding on the Parties. In connection with the review by the Sellers’ Representative of the Buyer Closing Statements, Buyer shall provide to the Sellers’ Representative full, reasonable access to the records, employees and accountants of Buyer and its Subsidiaries (including the Company and the U.K. Affiliate) and shall cause the employees of Buyer and its Subsidiaries (including the Company and the U.K. Affiliate) to cooperate in all reasonable respects with the Sellers’ Representative in connection with his or her review of such work papers and other documents and information relating to the calculation of the Final Working Capital Adjustment Amount or the Closing Indebtedness, as applicable, as the Sellers’ Representative may reasonably request and that are available to Buyer and its Subsidiaries (including the Company and the U.K. Affiliate) or their accountants.

(c) If, at the end of the thirty (30) day resolution period, Buyer and the Sellers’ Representative are unable to resolve any disagreements as to items in the Closing Statements Notice of Disagreement, then PricewaterhouseCoopers LLP (or such other independent accounting firm of recognized national standing as may be mutually selected by the Sellers’ Representative and Buyer) shall be appointed, as an expert and not an arbitrator, to resolve any remaining disagreements, but in no case shall such independent accounting firm review or propose any resolution for any matters that have not been raised in the Closing Statements Notice of Disagreement. If PricewaterhouseCoopers LLP is unwilling or unable to serve in such capacity and Buyer and the Sellers’ Representative are not able to mutually select an alternative accounting firm that is willing and able to serve in such capacity, then Sellers shall within ten (10) days deliver to Buyer a listing of three (3) other accounting firms of recognized national standing and Buyer shall within ten (10) days after receipt of such list, select one of such three (3) accounting firms; provided that the firm so selected shall not have performed accounting, tax or audit services for the Company, any Seller, Buyer or Affiliate of any of the foregoing for a period of three (3) years prior to its selection (such firm as is ultimately selected pursuant to the aforementioned procedures being the “Accountant”). The Accountant shall be charged with determining as promptly as practicable, but in any event within thirty (30) days after the date on which such dispute is referred to the Accountant, any unresolved disputed items required to determine the Final Working Capital Adjustment Amount or the Closing Indebtedness and, upon reaching such determination, shall deliver a copy of its calculations to the Sellers’ Representative and Buyer. Notwithstanding anything to the contrary herein, in no event shall the Accountant’s determination result in a Final Working Capital Adjustment Amount or Closing Indebtedness outside of the range established by Buyer’s calculation of the Final Working Capital Adjustment Amount or Closing Indebtedness, as applicable, delivered in the Buyer Closing Statements pursuant to Section 2.04(a) and Sellers’ calculation of the Final Working Capital Adjustment Amount or Closing Indebtedness, as applicable, delivered in the Closing Statements Notice of Disagreement pursuant to Section 2.04(b). The determination of the Accountant shall be final, binding and conclusive for all purposes hereunder. Such amounts as finally determined by the Accountant shall be used to determine the Final Working Capital Adjustment Amount and the Closing Indebtedness. Each Party shall bear its own attorneys’ fees, costs and expenses relating to such dispute and all reasonable fees, costs and expenses invoiced by the Accountant relating to such dispute shall be paid fifty percent (50%) by Sellers and fifty percent (50%) by Buyer.

(d) Within five (5) Business Days of the date on which the last disputed item required to determine the Final Working Capital Adjustment Amount or the Closing Indebtedness, as applicable, is resolved pursuant to Section 2.04(b) and (c), (i) if the Final Cash Consideration exceeds the Initial Cash Consideration, Buyer shall pay in cash to Sellers identified as owners of the U.S. Shares on Exhibit A, in the proportions set forth on Exhibit A, the amount by which the Final Cash Consideration exceeds the Initial Cash Consideration, and Buyer and Sellers’ Representative, by joint instruction, shall instruct (which instruction shall be based solely upon the calculation of the Final Cash Consideration using the Final Working

Capital Adjustment Amount and the Closing Indebtedness, each as finally determined in accordance with this Section 2.04) the Escrow Agent to release all of the Working Capital Adjustment Escrow Amount (and any interest earned thereon) to Sellers pursuant to the Escrow Agreement, or (ii) if the Initial Cash Consideration exceeds the Final Cash Consideration, Sellers shall pay to Buyer the amount by which the Initial Cash Consideration exceeds the Final Cash Consideration, (A) which amount shall be satisfied first from the Working Capital Adjustment Escrow Amount (and any interest earned thereon) pursuant to the Escrow Agreement and, if such amount exceeds the Working Capital Adjustment Escrow Amount (and any interest earned thereon), directly from Sellers identified as owners of the U.S. Shares on Exhibit A, in the proportions set forth on Exhibit A (but such obligations of payment shall be joint and several among them), or (B) if such amount is less than the Working Capital Adjustment Escrow Amount, Buyer and Sellers’ Representative, by joint instruction, shall instruct (which instruction shall be based solely upon the calculation of the Final Cash Consideration using the Final Working Capital Adjustment Amount and the Closing Indebtedness, each as finally determined in accordance with this Section 2.04) the Escrow Agent to release such difference (and any interest earned thereon) to Sellers and the remaining amount of the Working Capital Adjustment Escrow Amount (and any interest earned thereon) to Buyer pursuant to the Escrow Agreement.

Section 2.05. Withholding. Buyer shall be entitled to deduct and withhold from any payments made pursuant to this Agreement any amounts required to be deducted and withheld under the Code or other applicable Laws, and shall timely remit any such withheld amounts to the appropriate Governmental Authority as required by applicable Laws. Any amounts deducted and withheld pursuant to this Section 2.05 shall be treated for all purposes of this Agreement as having been paid to the applicable payee.

Section 2.06. Earn-Out Payment.

(a) At the end of the Earn-Out Period, if Revenue for the Earn-Out Period (the “Earn-Out Period Revenue”) exceeds Two Hundred And Sixteen Million Dollars ($216,000,000), Buyer shall pay or cause to be paid to Sellers in accordance with this Section 2.06 cash in an amount equal to the product of (i) 1.09375 times (ii) the difference of the Earn-Out Period Revenue minus Two Hundred And Sixteen Million Dollars ($216,000,000), up to a maximum total payment of Thirty-Five Million Dollars ($35,000,000) (the “Earn-Out Payment”). In the event that Earn-Out Period Revenue is less than or equal to Two Hundred And Sixteen Million Dollars ($216,000,000), the Earn-Out Payment shall be zero and Buyer shall have no further obligation with respect to the Earn-Out Payment.

(b) During the Earn-Out Period, within thirty (30) days following the end of each fiscal quarter, Buyer shall prepare and deliver to the Sellers’ Representative a statement setting forth in reasonable detail Buyer’s computation of Revenue for such fiscal quarter.

(c) On or before Friday, December 28, 2012, Buyer shall (i) prepare and deliver to the Sellers’ Representative a statement (the “Earn-Out Statement”), which shall set forth in reasonable detail (A) Buyer’s computation of the Earn-Out Period Revenue, (B) all reasonably requested relevant backup materials used to prepare the Earn-Out Statement and (C) the amount of the Earn-Out Payment owed by Buyer to Sellers, if any, and (ii) pay such Earn-Out Payment, if any, in cash to Sellers identified as owners of the U.S. Shares on Exhibit A, in the proportions set forth on Exhibit A.

(d) Within twenty (20) days after delivery of the Earn-Out Statement, the Sellers’ Representative shall notify Buyer in writing as to whether Sellers agree or disagree with the calculation of Revenue set forth in the Earn-Out Statement and, if Sellers disagree, such notice shall set forth in reasonable detail the particulars of such disagreement (the “Earn-Out Notice of Disagreement”). If the Sellers’ Representative provides a notice pursuant to which Sellers agree with the calculations of Revenue or does not provide an Earn-Out Notice of Disagreement within such twenty (20) day period, then Sellers shall be deemed to have accepted the calculations set forth in the Earn-Out Statement delivered by Buyer, which shall then be final, binding and conclusive for all purposes hereunder. If any such Earn-Out Notice of Disagreement is timely provided, then Sellers’ Representative and Buyer shall use commercially reasonable efforts for a period of thirty (30) days thereafter to resolve any disagreements with respect to the calculations identified in the Earn-Out Notice of Disagreement. In connection with the review by Sellers’ Representative of the Earn-Out Statement, Buyer shall provide to the Sellers’ Representative full, reasonable access to the records, employees and accountants of Buyer and its Subsidiaries (including the Company) and shall cause the employees of Buyer and its Subsidiaries (including the Company) to cooperate in all reasonable respects with the Sellers’ Representative in connection with his or her review of such work papers and other documents and information relating to the calculation of the Revenue as the Sellers’ Representative may reasonably request and that are available to Buyer and its Subsidiaries (including the Company) or their accountants.

(e) If, at the end of the thirty (30) day resolution period, Buyer and Sellers’ Representative are unable to resolve any disagreements as to items in the Earn-Out Notice of Disagreement, then the Accountant shall be appointed, as an expert and not an arbitrator, to resolve any remaining disagreements and each of the Sellers’ Representative and Buyer shall provide a written notice to the Accountant setting forth its final determination of the disputed portion of the Earn-Out Payment due to Sellers, if any (each, an “Earn-Out Dispute Amount”). The Accountant shall be charged with determining as promptly as practicable, but in any event within thirty (30) days after the date on which such dispute is referred to the Accountant, any unresolved disputed items, and upon reaching such determination shall deliver a copy of its calculations to the Sellers’ Representative and Buyer. The determination of the Accountant as to the disputed items shall be final and binding upon Buyer and Sellers; provided that in no event shall the amount determined by the Accountant be more than Sellers’ Earn-Out Dispute Amount or less than Buyer’s Earn-Out Dispute Amount. Each Party shall bear its own attorneys’ fees, costs and expenses relating to such dispute and all reasonable fees, costs and expenses invoiced by the Accountant relating to such dispute shall be paid fifty percent (50%) by Sellers and fifty percent (50%) by Buyer.

(f) Within five (5) Business Days of the date on which any final determination of Revenue pursuant to Sections 2.06(d) and 2.06(e), if an Earn-Out Payment is owed to Sellers, Buyer shall pay such Earn-Out Payment in cash to Sellers identified as owners of the U.S. Shares on Exhibit A, in the proportions set forth on Exhibit A.

(g) Within five (5) Business Days of a Change of Control that is consummated during the Earn-Out Period, Buyer shall pay the maximum Earn-Out Payment of Thirty-Five Million Dollars ($35,000,000) in cash to Sellers identified as owners of the U.S. Shares on Exhibit A, in the proportions set forth on Exhibit A.

(h) During the Earn-Out Period, Buyer shall have full discretion regarding the operations and management of the Company and the U.K. Affiliate, including to make all decisions regarding capital expenditures, product development and other research and development efforts, relationships with customers, suppliers and vendors, sales and marketing and pricing and product branding.

Section 2.07. Section 338(h)(10) Election; Allocation of Purchase Price.

(a) Sellers, the Company and Buyer shall jointly make a timely election provided for by Section 338(h)(10) of the Code (and any corresponding election under state, local or foreign Tax Law) with respect to the acquisition of the U.S. Shares hereunder (collectively, the “Section 338(h)(10) Election”). Sellers and Buyer shall file all Tax Returns consistent with such Section 338(h)(10) Election and hereby agree not to take any action that could cause such Section 338(h)(10) Election to be invalid, and shall not take any position contrary thereto unless required to do so pursuant to a determination (as defined in Section 1313(a) of the Code or any similar state, local or foreign tax provision). Buyer shall prepare copies of IRS Form 8023 (Elections Under Section 338 for Corporations Making Qualified Stock Purchases), including any schedules thereto, and any similar state, local or foreign forms (collectively, the “Section 338 Forms”) as may be required, Sellers shall cooperate with Buyer in the preparation of such Section 338 Forms, and Buyer and Sellers shall deliver duly executed final copies of such Section 338 Forms on the Closing Date. Sellers, the Company and Buyer shall also cooperate with each other to take all actions necessary and appropriate (including filing such additional forms, Tax Returns, elections, schedules and other documents as may be required) to effect and preserve the Section 338(h)(10) Election in accordance with the provisions of Treasury Regulation Section 1.338(h)(10)-1 (and comparable provisions of each applicable state, local or foreign Law) or any successor provisions.

(b) The Company Purchase Price (plus liabilities of the Company, to the extent such liabilities should be included in determining the “aggregate deemed sales price” and the “adjusted grossed-up basis” as described in Treasury Regulation Sections 1.338-4 and 1.338-5, respectively) shall be allocated among the assets of the Company in accordance with Sections 338 and 1060 of the Code and the Treasury Regulations thereunder (and any similar provisions of state, local or foreign law, as appropriate) based on an appraisal of the fair market value of the assets of the Company as of the Closing Date prepared at Buyer’s expense by Valuation Research Corporation (the “Allocation”). The Allocation shall be delivered by Buyer to Sellers’ Representative within sixty (60) days after the final determination of Closing Net Working Capital and Closing Indebtedness pursuant to Section 2.04.

(c) The Allocation shall be revised to appropriately take into account any other payments made pursuant to Sections 2.04, 2.06, 6.05, or 9.02, or any other provision of this Agreement, and Buyer shall deliver to Sellers’ Representative an amended Allocation reflecting any such revisions. The Sellers’ Representative shall have fifteen (15) days to provide Buyer, through a written notice of objection delivered by the Sellers’ Representative, with any objections to the amended Allocation delivered by Buyer. The Sellers’ Representative and Buyer shall use their commercially reasonable efforts to resolve any such objection. If a final resolution is not obtained within thirty (30) days after Buyer has received the written notice of objection from the Sellers’ Representative, Buyer and the Sellers’ Representative shall submit the issue(s) in dispute to a jointly retained accounting firm (which may be the same as or different from the Accountant) for resolution. The determination of such accounting firm shall be set forth in a written notice delivered to Buyer and the Sellers’ Representative by such accounting firm and shall be final, binding and conclusive for all purposes hereunder. Each Party shall bear its own attorney’s fees, costs and expenses relating to such dispute and all reasonable fees, costs and expenses invoiced by such accounting firm relating to such dispute shall be paid fifty percent (50%) by Sellers and fifty percent (50%) by Buyer.

(d) Buyer, Sellers, their respective Affiliates and any other applicable Persons (each a “Tax Filing Party”) shall file all Tax Returns consistent with the Allocation (as it may be amended pursuant to Section 2.07(c)), including IRS Form 8883 (Asset Allocation Statement Under Section 338), using where applicable the “aggregate deemed sales price” and the “adjusted grossed-up basis” as described in Treasury Regulation Sections 1.338-4 and 1.338-5, respectively. Each Tax Filing Party shall not take any Tax position inconsistent with such Allocation and no Tax Filing Party shall agree to any proposed adjustment to the Allocation by any Taxing Authority without first giving the other Parties prior written notice; provided, however, that nothing contained herein shall prevent a Tax Filing Party from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation, and no Tax Filing Party shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging such Allocation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Disclosure Schedule (but subject to Section 12.12), each Seller represents and warrants jointly and severally to Buyer that:

Section 3.01. The Shares. Each Seller owns of record and beneficially all of the Shares set forth next to such Seller’s name on Exhibit A, which, together with all other Shares listed on Exhibit A, constitute all the authorized, issued and outstanding capital stock of the Company and the U.K. Affiliate. To the extent applicable, all of the issued and outstanding shares of capital stock of the Company and the U.K. Affiliate are duly authorized, validly issued, fully paid and nonassessable. All of the Shares are owned beneficially and of record by the applicable Seller, free and clear of any Lien or, except as set forth in Schedule 3.01, restrictions on transfer other than transfer restrictions imposed thereon by Law. None of the Shares has been issued in violation of, or is subject to, any preemptive or subscription rights. There is no existing option, warrant, call, right or agreement to which any Seller, the Company or the U.K. Affiliate is a party requiring, and there are no securities of the Company or the U.K. Affiliate outstanding that upon conversion or exchange would require, (a) an increase to the value of or (b) the issuance of any capital stock of the Company or the U.K. Affiliate or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any capital stock of the Company or shares of the U.K. Affiliate. Except as set forth in Schedule 3.01, no Seller is a party to any voting trust or other agreement with respect to the voting, redemption, sale, transfer or other disposition of the interests of the Company or the U.K. Affiliate. All outstanding shares of capital stock of the Company and the U.K. Affiliate have been issued and granted in compliance with (i) all applicable securities Laws and other applicable Laws, and (ii) all requirements set forth in any applicable Contracts. Except as set forth in Schedule 3.01, since December 1, 1991, the Company and the U.K. Affiliate have not repurchased, redeemed or otherwise reacquired any shares of their capital stock. There are no outstanding contractual obligations of the Company or the U.K. Affiliate to repurchase, redeem or otherwise acquire any shares of capital stock, other equity interests or any other securities of the Company or the U.K. Affiliate. The Company and the U.K. Affiliate have not agreed and are not obligated to make any future investment in or capital contribution to any Person.

Section 3.02. Authorization. Each Seller has the power and authority to execute and deliver this Agreement and each agreement, document and instrument contemplated hereby to be executed and delivered by or on behalf of such Seller pursuant to this Agreement, including the other Transaction Documents, and to carry out the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by each Seller and constitutes a valid and binding agreement of each Seller, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity. Each other Transaction Document shall be duly and validly executed by Sellers, the Company, the U.K. Affiliate, other Affiliates of Sellers or the Sellers’ Representative, as applicable, at or prior to the Closing and, upon such execution and delivery by such Persons and the due and valid execution and delivery of such Transaction Document by each other party thereto, shall constitute a legal, valid and binding obligation of such Persons in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity. No other or further act or proceeding on the part of any Seller, the Company, the U.K. Affiliate or the Sellers’ Representative is necessary to authorize this Agreement or the transactions contemplated hereby.

Section 3.03. Corporate Existence and Power.

(a) The Company is a Tennessee corporation duly incorporated, validly existing and in good standing under the laws of the State of Tennessee, and has all corporate powers and all material governmental licenses, authorizations, Permits, consents and approvals required to own, operate and lease its properties and to carry on its business as now conducted, including at the Facilities. The Company is duly licensed or qualified to do business as a foreign corporation under the laws of each jurisdiction in which the character of its properties, or in which the transaction of its business, makes such qualification necessary, except where the failure to be so licensed or qualified does not result in, individually or in the aggregate, a Company Adverse Effect. The copies of the Company’s Charter (the “Company Charter”) and by-laws (the “Company By-Laws”), each as amended to date and made available to Buyer or its Representatives, are accurate and complete and no amendments thereto are pending. Sellers have made available to Buyer or its Representatives (i) copies of the stock records of the Company which are accurate and complete, and (ii) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders of the Company and the board of directors of the

Company since December 1, 1991 which are accurate and complete in all material respects. There has not been any material violation of any of the provisions of the Company Charter or the Company By-Laws, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company’s shareholders or the board of directors of the Company.

(b) The U.K. Affiliate is a company incorporated in England and Wales, validly existing, and has all corporate powers and all material governmental licenses, authorizations, Permits, consents and approvals required to own, operate and lease its properties and to carry on its business as now conducted, including at the Facilities. The U.K. Affiliate is duly licensed or qualified to do business as a foreign corporation under the laws of each jurisdiction in which the character of its properties, or in which the transaction of its business, makes such qualification necessary, except where the failure to be so licensed or qualified does not result in, individually or in the aggregate, a Company Adverse Effect. The copies of the Company’s Memorandum and Articles of Association (the “U.K. Affiliate By-Laws”), as amended to date and made available to Buyer or its Representatives, are accurate and complete, and no amendments thereto are pending. Sellers have made available to Buyer or its Representatives accurate and complete copies of (i) the register of members of the U.K. Affiliate, and (ii) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders of the U.K. Affiliate, the board of directors of the U.K. Affiliate and all committees thereof. There has not been any violation of any of the provisions of the U.K. Affiliate By-Laws, and the U.K. Affiliate has not taken any action that is inconsistent in any material respect with any resolution adopted by the U.K. Affiliate’s shareholders, the board of directors of the U.K. Affiliate or any committee thereof.

Section 3.04. Governmental Authorization. The execution, delivery and performance by Sellers, the Company, the U.K. Affiliate, other Affiliates of Sellers or the Sellers’ Representative, as applicable, of the Transaction Documents to which any of them is a party and the consummation of the transactions contemplated thereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and (b) any such action or filing as to which the failure to make or obtain does not result in, individually or in the aggregate, a Company Adverse Effect.

Section 3.05. Noncontravention.

(a) The execution, delivery and performance by Sellers, the Company, the U.K. Affiliate, other Affiliates of Sellers or the Sellers’ Representative of the Transaction Documents to which they are a party and the consummation of the transactions contemplated thereby do not and shall not (i) violate the Organizational Documents of any Seller that is not a natural Person, the Company, the U.K. Affiliate and the other Affiliates of Sellers that are not natural Persons, (ii) assuming compliance with the matters referred to in Section 3.04, violate any Law or Permit, except for any such violations that do not result in, individually or in the aggregate, a Company Adverse Effect, (iii) constitute a material default under or, except as set forth in Schedule 3.05(a), give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which the Company or the U.K. Affiliate is entitled under any provision of any agreement or other instrument or Permit binding upon Seller or the U.K. Affiliate, except for such matters as do not result in, individually or in the aggregate, a Company Adverse Effect, or (iv) result in the creation or imposition of any Lien, except for Permitted Liens, on any material asset of the Company, the U.K. Affiliate or the other Affiliates of Seller.

(b) Except as set forth in Schedule 3.05(b), no notice to, declaration or filing with, or Consent of any Person is required by or with respect to any Seller, the Company, the U.K. Affiliate, other Affiliates of Sellers or the Sellers’ Representative in connection with the execution and delivery by such Persons of this Agreement and the other Transaction Documents, as applicable, and the consummation of the transactions contemplated hereby and thereby.

Section 3.06. Subsidiaries. Neither the Company nor the U.K. Affiliate have any Subsidiaries or own, directly or indirectly, any interest or investment (whether equity or debt) in any Person.

Section 3.07. Financial Statements.

(a) Sellers have made available to Buyer or its Representatives complete copies of the following financial statements, copies of which are set forth in Schedule 3.07(a) (collectively, the “Financial Statements”):

(i) audited balance sheets of the Company as of and for the fiscal years of the Company ended November 30, 2008, 2009 and 2010 and of the U.K. Affiliate as of and for the fiscal years of the U.K. Affiliate ended December 31, 2008, 2009 and 2010, and the related statements of operations, statements of changes in shareholders’ equity and statements of cash flows for the fiscal years of the Company ended November 30, 2008, 2009 and 2010 and for the fiscal years of the U.K. Affiliate ended December 31, 2008, 2009 and 2010;

(ii) unaudited balance sheets of the Company as of May 31, 2011 and of the U.K. Affiliate as of April 30, 2011; and

(iii) unaudited statements of operations of the Company for the six-month period ended May 31, 2011 and of the U.K. Affiliate for the four-month period ended April 30, 2011.

(b) The Financial Statements as of and for the periods ending November 30, 2008, 2009 and 2010 and December 31, 2008, 2009 and 2010 (i) were based on the financial records of the Company and the U.K. Affiliate, as applicable, (ii) were prepared in accordance with GAAP with respect to the Company, and in accordance with U.K. GAAP with respect to the U.K. Affiliate and (iii) fairly present on such basis, in all material respects, the respective financial positions of the Company and the U.K. Affiliate, as of the dates thereof and the respective results of operations of the Company and the U.K. Affiliate, for the periods indicated therein.

(c) The books of account and other financial records of the Company and the U.K. Affiliate have been kept accurately, in all material respects, in the Ordinary Course of Business consistent with applicable Law in all material respects, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company and the U.K. Affiliate have been properly recorded therein in all material respects.

Section 3.08. Absence of Certain Changes.

(a) From November 30, 2010 through the date of this Agreement, (i) the Company and the U.K. Affiliate, taken as a whole, have conducted their business, in all material respects, in the Ordinary Course of Business and (ii) there has not been any event, occurrence or development that resulted in, individually or in the aggregate, a Material Adverse Effect (without giving effect to the exceptions thereto).

(b) Except as set forth in Schedule 3.08(b), from November 30, 2010 through the date of this Agreement, neither the Company nor the U.K. Affiliate has taken any action that if taken by the Company or the U.K. Affiliate from the date of this Agreement through the Closing Date, would require the consent of Buyer under Section 5.01.

Section 3.09. No Undisclosed Liabilities. Except as set forth in Schedule 3.09 and in the footnotes to the Financial Statements of the Company and the U.K. Affiliate, as of November 30, 2010, and of the U.K. Affiliate as of December 31, 2010, the Company and the U.K. Affiliate, taken as a whole, do not have any material Liabilities other than Liabilities (a) that would not be required to be reflected in, reserved against or otherwise described in the Financial Statements prepared in accordance with GAAP or U.K. GAAP, as applicable, (b) that are referenced in, reserved against or otherwise described in the Balance Sheets, (c) incurred in the Ordinary Course of Business after November 30, 2010, with respect to the Company, or December 31, 2010, with respect to the U.K. Affiliate, but excluding claims for breach of contract or in tort that would reasonably be expected to result in, individually or in the aggregate, a Company Adverse Effect or (d) incurred in connection with the transactions contemplated hereby.

Section 3.10. Material Contracts.

(a) Except as set forth in Schedule 3.10(a), with respect to the Company and the U.K. Affiliate, as of the date of this Agreement, neither the Company nor the U.K. Affiliate is a party to or bound by:

(i) any lease of personal property requiring (A) annual rentals of One Hundred Thousand Dollars ($100,000) or more or (B) aggregate payments by the Company or the U.K. Affiliate of Five Hundred Thousand Dollars ($500,000) or more, in the case of each of clauses (A) and (B) that cannot be terminated on not more than ninety (90) days’ notice without payment by the Company or the U.K. Affiliate of any penalty in excess of One Hundred Thousand Dollars ($100,000);

(ii) any agreement for the purchase of materials, supplies, goods, services, equipment or other tangible assets requiring either (A) annual payments by the Company or the U.K. Affiliate of Five Hundred Thousand Dollars ($500,000) or more or (B) aggregate payments by the Company or the U.K. Affiliate of One Million Dollars ($1,000,000) or more, in the case of each of clauses (A) and (B) that cannot be terminated on not more than ninety (90) days’ notice without payment by the Company or the U.K. Affiliate of any penalty in excess of One Hundred Thousand Dollars ($100,000) in the aggregate;

(iii) any binding sales, distribution or other similar agreement providing for the sale or license by the Company or the U.K. Affiliate of materials, supplies, goods, services, equipment or other assets that requires annual payments to the Company or the U.K. Affiliate of Two Hundred Fifty Thousand Dollars ($250,000) or more;

(iv) any partnership, joint venture or other similar agreement;

(v) any agreement that limits the freedom of the Company or the U.K. Affiliate (a) to compete in any line of business or with any Person or in any area, (b) to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any asset or property of the Company or the U.K. Affiliate or (c) to develop or distribute any technology (other than confidentiality provisions in agreements entered into in the Ordinary Course of Business);

(vi) any Contract relating to the acquisition, transfer, use, maintenance, development, sharing or license of any technology, Intellectual Property or any services related thereto, other than (a) Available Software licensable to the public generally on standard terms with an annual license fee of less than Fifty Thousand Dollars ($50,000), (b) an aggregate annual license fee of less than One Hundred Thousand Dollars ($100,000) for all copies so acquired, or (c) maintenance and support fees of less than One Hundred Thousand Dollars ($100,000) annually;

(vii) any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to Indebtedness for borrowed money (including capitalized leases) in excess of One Hundred Thousand Dollars ($100,000), or any guarantee of third-party obligations, or any Lien securing such Indebtedness or obligations, or any letters of credit, performance bonds or other credit support for the Company or the U.K. Affiliate (a) in excess of One Hundred Thousand Dollars ($100,000) or (b) that will need to be replaced at the Closing;

(viii) any agreement entered into by the Company or the U.K. Affiliate during the ten-year period prior to the date of this Agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(ix) any Contract relating to the acquisition, issuance or transfer of any securities of the Company or the U.K. Affiliate;

(x) any Contract relating to any interest rate, currency or commodity derivatives or hedging transaction;

(xi) any Contract that creates a future payment obligation to the Company or the U.K. Affiliate in excess of One Hundred Thousand Dollars ($100,000) in any calendar year;

(xii) any employment, severance or consulting Contract with any director, officer, advisor or consultant of the Company or the U.K. Affiliate or any Company Employee requiring or providing for an annual payment of cash compensation or sequence of cash payments to such person in excess of Fifty Thousand Dollars ($50,000);

(xiii) any Contract with a Related Person;

(xiv) any Contract for the sale of any material assets of the Company or the U.K. Affiliate other than in the Ordinary Course of Business;

(xv) any Contract that contains any provisions requiring the Company or the U.K. Affiliate to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products or services in the Ordinary Course of Business pursuant to agreements of the Company or the U.K. Affiliate as made available to Buyer on or prior to the date of this Agreement);

(xvi) any Contract under which the Company or the U.K. Affiliate has made advances or loans to any other Person in excess of Fifty Thousand Dollars ($50,000);

(xvii) any agreement that includes pricing or margin provisions that are subject to caps, floors or collars, or other agreements that are associated with hedges, derivatives or other similar instruments;

(xviii) any Real Property Lease;

(xix) any Bargaining Agreement;

(xx) any Contract providing for the sale of goods or services to a Governmental Authority that provides for annual payments to the Company or the U.K. Affiliate in excess of One Hundred Thousand Dollars ($100,000); or

(xxi) any other Contract (or group of related Contracts) not described (or otherwise required to be disclosed) in Schedule 3.10(a) the performance of which requires aggregate payments to or from the Company in excess of Two Hundred Thousand Dollars ($200,000) in any instance, other than Contracts entered into in the Ordinary Course of Business.

(b) Each Contract set forth, or required to be set forth, in Schedule 3.10(a) (each, a “Material Contract”) is a valid and binding agreement of the Company or the U.K. Affiliate, as applicable, enforceable against the Company, the U.K. Affiliate or any Affiliate of Sellers and, to Sellers’ Knowledge, any third party or parties thereto, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity. Neither the Company nor the U.K. Affiliate has received written notice of any material default or event that, with notice or lapse of time, or both, would constitute a material default by the Company or the U.K. Affiliate under any Material Contract. Neither the Company nor the U.K. Affiliate nor any Affiliate of Sellers, nor, to Sellers’ Knowledge, any other third party to a Material Contract is in material default of such Material Contract.

(c) To Sellers’ Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (i) result in a violation or breach of any of the provisions of any Material Contract, (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract, (iii) give any Person the right to accelerate the maturity or performance of any Material Contract or (iv) give any Person the right to cancel, terminate or modify any Material Contract.

(d) To Sellers’ Knowledge, no Person is renegotiating, or has a right (or has asserted a right) pursuant to the terms of any Material Contract to renegotiate, any amount paid or payable to the Company or the U.K. Affiliate under any Material Contract or any other material term or provision of any Material Contract.

(e) Sellers have made available to Buyer accurate and complete copies of all written Material Contracts, including all amendments thereto. All of the Material Contracts are in written form.

Section 3.11. Litigation. Schedule 3.11 sets forth, as of the date of this Agreement, all Legal Proceedings pending against, or, to Sellers’ Knowledge, threatened against, the Company or the U.K. Affiliate. Except for matters related to Taxes, which are described in Section 6.01, and those matters set forth in Schedule 3.11, there are no Legal Proceedings pending against or, to Sellers’ Knowledge, threatened against, the Company or the U.K. Affiliate that would reasonably be expected, individually or in the aggregate, (a) to result in any Liability to Buyer in excess of $1,000,000, (b) to materially interfere with the conduct of the operation of the Company or the U.K. Affiliate by Buyer in substantially the manner currently conducted, or (c) otherwise to materially interfere with, prevent or delay the ability of Sellers to enter into and perform their obligations under this Agreement or the other Transaction Documents or consummate the transactions contemplated hereby and thereby. Neither the Company nor the U.K. Affiliate (nor any of the assets owned or used by the Company or the U.K. Affiliate) is subject to any outstanding writ, order, judgment, injunction or decree of any Governmental Authority. To Sellers’ Knowledge, no officer of the Company or director of the U.K. Affiliate and no Company Employee with a position of “manager” or above (each a “Management Employee”) is subject to any writ, order, judgment, injunction or decree that prohibits such officer or such Company Employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or the U.K. Affiliate.

Section 3.12. Compliance with Laws. Since December 1, 2005, the Company and the U.K. Affiliate have been, in all material respects, in compliance with each Law, writ, order, judgment, injunction or decree of any Governmental Authority applicable to the Company or the U.K. Affiliate or by which the properties or assets of the Company or the U.K. Affiliate is bound. Since December 1, 2005, neither the Company nor the U.K. Affiliate has, and to Sellers’ Knowledge, no agent, employee or other Person acting on behalf of the Company or the U.K. Affiliate has, directly or indirectly: (a) made unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity and related in any way to the Company or the U.K. Affiliate; (b) made any unlawful payment to any foreign or domestic government official or employee, foreign or domestic political parties or campaigns, official of any public international organization, or official of any state-owned enterprise and related in any way to the Company or the U.K. Affiliate; or (c) made any bribe, payoff, influence payment, kickback or other similar unlawful payment and related in any way to the Company or the U.K. Affiliate.

Section 3.13. Real and Personal Property.

(a) Except as set forth in Schedule 3.13(a), none of the Company Entities own or have owned any real property. None of the Company Entities have any options to purchase real property. Set forth in Schedule 3.13(a) is a list of (i) all Owned Real Property (and the Property Affiliates) and (ii) all real property previously owned in fee by the Property Affiliates or any of their respective predecessors that was at any time leased to a Company Entity or that was at any time otherwise used by a Company Entity (the “Historical Real Property”).

(b) The Property Affiliates own and have good, marketable and indefeasible title to the applicable Owned Real Property and any improvements thereon, free and clear of all Liens, except for Permitted Liens.

(c) Sellers have made available to Buyer a true and correct copy of all Real Property Leases, and Schedule 3.13(c) sets forth a list of all Leased Real Property and all Real Property Leases. Each Real Property Lease is valid and in full force and effect, is unmodified and represents the entire agreement related thereto between the applicable Company Entity and the applicable lessor. The Company Entities and the Property Affiliates and, to Sellers’ Knowledge, the applicable third-party lessor are not in default of their respective obligations under any Real Property Lease. With respect to each Real Property Lease listed in Schedule 3.13(c):

(i) each Company Entity, as applicable, has a valid and enforceable leasehold interest to the leasehold estate in the Real Property granted to such Company Entity pursuant to the Real Property Leases, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity;

(ii) the Real Property Leases have been duly authorized and executed by the applicable Company Entity and, if applicable, any Property Affiliates; and

(iii) none of the Company Entities and, if applicable, any Property Affiliates, has assigned, sublet, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Real Property Leases.

(d) No Person other than the Company and the U.K. Affiliate has the right to use the Real Property and there are no shared facilities or services at the Real Property.

(e) Each parcel of Owned Real Property abuts on and has direct vehicular access to a public road, or has access to a public road via a permanent, irrevocable, appurtenant easement benefiting the parcel, and access is provided by paved, gravel, dirt or other improved public right-of-way. Each parcel of Leased Real Property abuts on and has direct vehicular access to a public road, or has access to a public road via rights granted to the tenant in the applicable Real Property Lease that are coextensive with the term of the applicable Real Property Lease, and access is provided by paved, gravel, dirt or other improved public right-of-way.

(f) (i) The improvements on each parcel of Owned Real Property and, to Sellers’ Knowledge, each parcel of Leased Real Property have access to such sewer, water, gas, electric, telephone and other utilities as are necessary to allow the business operated thereon to be operated in the Ordinary Course of Business; (ii) the current use of the Owned Real Property and, to Sellers’ Knowledge, each parcel of Leased Real Property, by the Company, the U.K. Affiliate and the Property Affiliates does not violate in any material respect any Lien; (iii) each Owned Real Property and, to Sellers’ Knowledge, each parcel of Leased Real Property has a valid Certificate of Occupancy for all improvements thereon, complete copies of which have been made available to Buyer; and (iv) the Real Property constitutes all of the real property used in connection with the business of the Company and the U.K. Affiliate.

(g) There are no pending or, to Sellers’ Knowledge, threatened condemnation proceedings with respect to any Real Property. Except as set forth in Schedule 3.13(g), there are no options, rights of first refusal, rights of pre-emption, preferential purchase rights or similar rights in effect for any Person to purchase any of the Owned Real Property.

(h) The current use and operation of each parcel of Owned Real Property and, to Sellers’ Knowledge, Leased Real Property is in material compliance with all applicable zoning, building codes and other land use Laws imposed by any Governmental Authority regulating the use or occupancy of such Real Property or the activities conducted thereon.

(i) The Company and the U.K. Affiliate have good and valid title to, or a valid right to use the personal property, and assets owned or leased by, respectively, the Company and the U.K. Affiliate, respectively, free and clear of all Liens, other than Permitted Liens.

(j) The personal property and assets owned or leased by the Company and the U.K. Affiliate constitute all of the material personal property and assets used, held for use or intended to be used in connection with the business of the Company and the U.K. Affiliate, and are adequate and sufficient, in all material respects, to conduct such business as it is currently conducted.

Section 3.14. Intellectual Property.

(a) Schedule 3.14(a) identifies (i) each U.S. and foreign patent, trademark, copyright or design registration which has been issued, assigned, sold, or otherwise conveyed to the Company (excluding any item that has expired, lapsed or been abandoned in the Ordinary Course of Business) or the U.K. Affiliate, (ii) each pending U.S. and foreign patent application, application for trademark registration, application for copyright registration and application for design registration that the Company or the U.K. Affiliate has made (excluding any item that has expired, lapsed or been abandoned in the Ordinary Course of Business), (iii) each material trade name and material unregistered trademark, service mark, corporate name, unregistered design, database right and Software within the Owned Intellectual Property; (iv) each Internet domain name used by the Company or the U.K. Affiliate; and (v) each license, sublicense, option, consent, right of first or last offer or negotiation, assignment or other agreement which the Company or the U.K. Affiliate has granted to any third party or entered into with any third party in respect of any of the foregoing (collectively, the “Out-Licenses”). With respect to each item of Intellectual Property required to be listed in Schedule 3.14(a), (A) the Company or the U.K. Affiliate is the sole owner and possesses all right, title, and interest in and to such items of Intellectual Property (the entity with such ownership being indicated in Schedule 3.14(a)), free and clear of any Liens (except Permitted Liens), (B) the Company or the U.K. Affiliate has the right to use the Intellectual Property as currently used in the operation of the Company and the U.K. Affiliate, and (C) neither Sellers nor the Company nor the U.K. Affiliate has granted to any Person any material license, option, consent, right of first or last offer or negotiation or other rights in or to any such item except pursuant to an Out-License in the Ordinary Course of Business. With respect to each Out-License, (w) the Out-License is in full force and effect as to the Company or the U.K. Affiliate, and, to Sellers’ Knowledge, as to the other parties thereto; (x) to Sellers’ Knowledge, neither the Company nor the U.K. Affiliate is in material breach or default of the Out-License and, to Sellers’ Knowledge, no event has occurred that with notice or lapse of time would constitute a breach or default by the Company, or the U.K. Affiliate or permit termination, modification, or acceleration thereunder; (y) the execution, delivery and performance by Sellers of this Agreement and the other Transaction Documents will not result in a material default under or give rise to any right of any third party to modify or terminate, any such Out-License; and (z) except as permitted by such Out-License, to Sellers’ Knowledge, no other party to any such Out-License has granted any sublicense or similar right to a third party under the Out-License. With respect to each item required to be listed in Schedule 3.14(a), to Sellers’ Knowledge, except as listed in Schedule 3.14(a), since December 1, 2004, no third party (including any current or former employee, officer, management, board member, shareholder, consultant or independent contractor of the Company or the U.K. Affiliate) has interfered with, infringed upon, misappropriated or otherwise violated any such item and no Legal Proceeding is pending or, to Sellers’ Knowledge, is threatened in writing that challenges the validity, enforceability, or ownership of any such item.

(b) Schedule 3.14(b) identifies each item of Intellectual Property, other than Available Software, that any third party owns and that the Company or the U.K. Affiliate uses pursuant to a license, sublicense, agreement or permission under which the Company or the U.K. Affiliate is required to pay after the Closing Date any fee, including an annual license fee, an up-front fee, or a minimum royalty, of more than Fifty Thousand Dollars ($50,000) (collectively, the “In-Licenses”). With respect to each In-License: (i) the In-License is in full force and effect as to the Company or the U.K. Affiliate, and, to Sellers’ Knowledge, as to the other parties thereto; (ii) to Sellers’ Knowledge, neither the Company nor the U.K. Affiliate is in material breach or default of the In-License in any respect and to Sellers’ Knowledge, no event has occurred that with notice or lapse of time would constitute a breach or default by the Company or the U.K. Affiliate or permit termination, modification, or acceleration thereunder; (iii) the execution, delivery and performance by Sellers of this Agreement and the other Transaction Documents will not result in a material default under or give rise to any right of any third party to modify or terminate, any such In-License; and (iv) except as permitted by such In-License, to Sellers’ Knowledge, neither Sellers nor the Company nor the U.K. Affiliate have granted any sublicense or similar right to a third party under the In-License.

(c) Each item of Owned Intellectual Property as of the date of this Agreement will be owned or available for use by the Company and the U.K. Affiliate on not materially less favorable terms immediately subsequent to the Closing.

(d) Sellers have delivered to Buyer correct and complete copies of or identified all patents, trademark registrations, copyright registrations, patent applications, trademark applications, copyright applications, Out-Licenses and In-Licenses listed in Schedules 3.14(a) and 3.14(b).

(e) Since December 1, 2004, the conduct of the business of the Company and the U.K. Affiliate has not infringed and is not infringing upon any Intellectual Property rights of another Person, and, except as set forth in Schedule 3.14(e), to Sellers’ Knowledge, neither Sellers, the Company nor the U.K. Affiliate have received any charge, complaint, claim, demand or notice during the past three (3) years (or earlier, if presently not resolved) alleging any such interference, infringement, misappropriation, violation or conflict (including any claim that the Company must license or refrain from using any Intellectual Property rights of any third party) or giving rise to any claim of unfair competition.

(f) To Sellers’ Knowledge, all confidential information and trade secrets have been maintained in strict confidence in accordance with commercially reasonable procedures for the protection and nondisclosure of such confidential information and trade secrets. To Sellers’ Knowledge, except under confidentiality obligations and only in connection with the conduct of the business of the Company and the U.K. Affiliate in the Ordinary Course of Business, there has been no disclosure by the Company or the U.K. Affiliate of its confidential information or trade secrets.

(g) Since December 1, 2006 and except as set forth in Schedule 3.14(g), each employee, officer or consultant of the Company or the U.K. Affiliate, including the Company Employees, who contributed to the development of any part of any Intellectual Property used in the conduct of the business of the Company and the U.K. Affiliate either: (i) is a party to an agreement that, to the extent permitted by Law, conveys or obligates such Person to convey to the Company or the U.K. Affiliate any and all right, title and interest in and to all such Intellectual Property developed by such Person in connection with such Person’s employment with or engagement on behalf of the Company or the U.K. Affiliate; or (ii) otherwise has by operation of Law, to the extent permitted by Law, vested in the Company or the U.K. Affiliate any and all right, title and interest in and to all such Intellectual Property developed by such Person in connection with such Person’s employment with, or engagement on behalf of, the Company or the U.K. Affiliate. No government, university or college funding or facilities were used in the development of any of the Owned Intellectual Property.

(h) To Sellers’ Knowledge, the management information systems owned, licensed, leased or otherwise held for use by the Company or the U.K. Affiliate or operated on behalf of the Company or the U.K. Affiliate including all computer hardware, Software, firmware and telecommunications systems, perform in material conformance with their respective specifications and documentation. The Company has provided for and regularly follows commercially reasonable procedures for archival, back-up, recovery and restoration of its critical business data and its management information systems in a manner reasonably designed to minimize business interruptions from natural disaster and man-made events in a timely fashion.

(i) Schedule 3.14(i) sets forth the open source Software incorporated into the proprietary Software owned by the Company and the U.K. Affiliate.

(j) All Software owned by the Company and the U.K. Affiliate performs, in all material respects, in accordance with the functions set forth in any specification, end-user documentation or other such material.

(k) Except as set forth in Schedule 3.14(k), the use of all Software by the Company and the U.K. Affiliate material to the business of the Company complies with any applicable seat license agreement.

(l) To Sellers’ Knowledge, Software owned by and proprietary to the Company and the U.K. Affiliate does not contain any computer code designed to disrupt, disable or harm in any manner the operation of any software or hardware. To Sellers’ Knowledge, neither the Company’s nor the U.K. Affiliate’s proprietary Software contains any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine that causes the software or any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any Person.

Section 3.15. Permits. Schedule 3.15 sets forth an accurate and complete list of all Governmental Authorizations and other approvals, orders, authorizations, consents, licenses, certificates, franchises, exemption of, or filings or registrations with, or issued by, any Governmental Authority that are material to the operations or the business of the Company and the U.K. Affiliate as currently conducted (the “Permits”). All such Permits are valid and in full force and effect, and there are no lawsuits or other proceedings pending or, to Seller’s Knowledge, threatened before any Governmental Authority that seek or that would reasonably be expected to result in the revocation, cancellation, suspension or material adverse modification thereof or the imposition of any material fine, penalty or other sanctions for violation of any Law or writ, order, judgment, injunction or decree of any Governmental Authority applicable to the Company or the U.K. Affiliate relating to any Permit and none of the Permits will be terminated or materially impaired or become terminable or materially impaired, in whole or in part, as a result of the transactions contemplated by this Agreement and the other Transaction Documents. Neither the Company nor the U.K. Affiliate, as applicable, is in material default, and no condition exists that with notice or lapse of time or both would constitute a material default, under the Permits.

Section 3.16. Insurance. Schedule 3.16 sets forth a complete list of the insurance policies and fidelity bonds held by, or for the benefit of, the Company and the U.K. Affiliate (including with respect to any of their respective assets, business, operations, employees, officers or directors), including the underwriter of such policies and bonds and the amount of coverage thereunder. There is no claim by the Company or the U.K. Affiliate in excess of One Hundred Thousand Dollars ($100,000) pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies and bonds have been timely paid, and the Company and the U.K. Affiliate have otherwise complied fully, in all material respects, with the terms and conditions of all such policies and bonds.

Section 3.17. Employee Benefit Plans.

(a) Schedule 3.17(a) sets forth a list of every bonus, deferred compensation, stock option, equity incentive or purchase plan, severance, vacation, sick leave or fringe benefit plan, program, policy or arrangement or employment, consulting or similar agreement maintained, or contributed to, by the Company or the U.K. Affiliate or with respect to which the Company or the U.K. Affiliate has any obligation under contract to contribute (the “Benefit Plans”), including each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA. Each Benefit Plan has been administered in all material respects in accordance with its terms and requirements of Laws, including ERISA and the Code, which are applicable to such Benefit Plan.

(b) No Legal Proceeding (other than routine claims for benefits) is pending or, to Sellers’ Knowledge, asserted, in each case against the Benefit Plans or against the assets of any Benefit Plan.

(c) With respect to each Benefit Plan, Sellers have made available to Buyer (if applicable to such Benefit Plan): (i) all documents embodying or governing such Benefit Plan, and any funding medium for the Benefit Plan (including amendments, related trust agreements, custodial agreements, insurance contracts, investment contracts and other funding arrangements, if any, and adoption agreements, if any); (ii) the summary plan description and summaries of material modifications, as defined under ERISA for such Benefit Plan (or, if not subject to ERISA, other descriptions of such Benefit Plan provided to employees); (iii) the three most recent annual reports (e.g., the complete Form 5500 series) prepared in connection with each Benefit Plan (if any such report was required), including all attachments (including the audited financial statements, if any); (iv) any insurance policy related to such Benefit Plan; (v) if the Benefit Plan is funded, the most recent annual and periodic accounting of Benefit Plan assets; and (vi) the most recent actuarial report for each Benefit Plan that is subject to Title IV of ERISA or provides post-retirement health or life benefits.

(d) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or the U.K. Affiliate relating to, or change in employee participation or coverage under any Benefit Plan that would increase materially the expense of maintaining such Benefit Plan above the level of expense incurred in respect of such Benefit Plan for the most recent plan year with respect to the Benefit Plan. Neither the Company nor the U.K. Affiliate has made any binding plan or commitment to establish any new Benefit Plan, to modify any Benefit Plan (except to the extent required by Law or to conform any such Benefit Plan to applicable Laws or as required by this Agreement), or to enter into any new Benefit Plan.

(e) Each Benefit Plan that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA (a “Pension Plan”) intended to be “qualified” within the meaning of Section 401(a) of the Code, has received a favorable tax-qualification determination letter or may rely upon an opinion letter from the United States Internal Revenue Service (the “IRS”) and, to Sellers’ Knowledge, there are no circumstances that could reasonably be expected to result in loss of the qualification of such Pension Plan under Section 401(a) of the Code and Sellers have delivered or caused to be delivered to Buyer the latest determination letter or opinion letter of the IRS relating to each Pension Plan.

(f) The Company has not engaged and does not have any indemnity obligation to any party that has engaged (i) in any transaction or acted or failed to act in a manner that violates the fiduciary requirements of Section 404 of ERISA or (ii) in any Prohibited Transaction (which does not meet an exemption thereto) with respect to any Benefit Plan.

(g) The Company and the U.K. Affiliate have made all required contributions under each Benefit Plan on a timely basis or, if not yet due, adequate accruals therefore have been provided for in the Company’s Balance Sheet.

(h) No Benefit Plan is subject to Title IV of ERISA, Section 412 of the Code or described in Section 413(c) of the Code. Neither the Company nor any of its ERISA Affiliates has incurred any liability or taken any action and no action or event has occurred that could reasonably be expected to cause the Company or any ERISA Affiliate to incur any liability under Section 412 of the Code or Title IV of ERISA.

(i) No Benefit Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA), and neither the Company nor any ERISA Affiliate has maintained, sponsored or been obligated to contribute to any such plan during the last six (6) years.

(j) Except as set forth in Schedule 3.17(j), no Benefit Plan provides benefits, including any severance or other post-employment benefit, salary continuation, termination, death, disability, or health or medical benefits (whether or not insured), life insurance or similar benefit with respect to current or former employees (or their spouses or dependents) of the Company or the U.K. Affiliate beyond their retirement or other termination of service other than (i) coverage mandated by applicable Law, (ii) death, disability or retirement benefits under any Pension Plan or (iii) benefits, the full cost of which is borne by the current or former employee (or his or her beneficiary).

(k) The Company has complied with, and satisfied, in each case in all material respects, the requirements of COBRA, the provisions of Law enacted by and regulations underlying the Health Insurance Portability and Accountability Act of 1996, and any applicable similar Law, with respect to each Benefit Plan that is subject to such requirements. Each Benefit Plan that is a group health plan, within the meaning of Section 9832(a) of the Code, has complied with and satisfied, in all material respects, the applicable requirements of Sections 9801 and 9802 of the Code.

(l) No Benefit Plan is subject to Section 409A of the Code. Any Benefit Plan and any agreement to which the Company or the U.K. Affiliate is a party and that is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and the regulations and other guidance issued thereunder by the Department of Treasury and the Internal Revenue Service.

(m) Except as set forth in Schedule 3.17(m), neither the Company nor the U.K. Affiliate maintains or contributes to an employee benefit plan outside of the United States.

(n) Neither the Company nor the U.K. Affiliate has granted or issued any form of compensatory equity or other equity-linked compensation, including any stock options, stock appreciation rights, restricted stock, stock units, “phantom” stock rights, deferred stock, performance stock or similar awards or other contracts or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the stock price performance or the value of the Company or the U.K. Affiliate.

(o) Except with the express provisions of Article VII, the consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not (either alone or together with any other event) entitle any employee, director or independent contractor of the Company or the U.K. Affiliate, including the Company Employees, to severance pay or accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to any Benefit Plan.

(p) Neither the Company nor the U.K. Affiliate has ever contributed toward or had any liability in respect of any defined benefit pension plan.

(q) During the twelve (12) month period prior to the Closing, neither the Company nor the U.K. Affiliate has been party to any relevant transfer as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006 or similar local legislation applicable to a Group Company (a “Relevant Transfer”) and no employee (or former employee) of the Company or the U.K. Affiliate has transferred to the Company under a Relevant Transfer who, at any time prior to the Relevant Transfer, was a member of an occupational pension scheme, or was a member of a scheme providing an interest in or option over shares where that scheme has not been materially replicated by the Company and the U.K. Affiliate.

Section 3.18. Environmental Matters.

(a) The Company, the U.K. Affiliate, the other Affiliates of the Company and the Property Affiliates are in compliance in all material respects with all Environmental Laws; provided, however, that the representations with respect to the Affiliates of the Company (other than the U.K. Affiliate and the Property Affiliates) in this clause (a) are only with respect to the operations and assets of the Affiliates and the Property Affiliates used primarily in the conduct of the respective businesses of the Company and the U.K. Affiliate.

(b) There are no Environmental Claims against the Company, the U.K. Affiliate, the other Affiliates of the Company or the Property Affiliates, nor has any of the Company, the U.K. Affiliate, the other Affiliates of the Company or the Property Affiliates received any written notification of any allegation of any actual or potential responsibility for the disposal, release or threatened release at any location of any Hazardous Substance; provided, however, that the representations with respect to the Affiliates of the Company (other than the U.K. Affiliate and the Property Affiliates) in this clause (b) are only with respect to the operations and assets of the Affiliates and the Property Affiliates used primarily in the conduct of the respective businesses of the Company and the U.K. Affiliate.

(c) There have been no releases of Hazardous Substances at the Real Property or, except as set forth in Schedule 3.18(c), the Historical Real Property, for which the Company or the U.K. Affiliate would have material Liability under any Environmental Laws.

(d) No products manufactured, distributed, sold or marketed by any Company Entity at any time included or include any asbestos or any components that contain asbestos and, except as set forth in Schedule 3.18(d), neither the Company nor the U.K. Affiliate has received any written notice of any action, claim, suit, investigation or demand relating to exposure to asbestos or asbestos-containing materials.

(e) Neither the Company nor the U.K. Affiliate has retained or assumed, either contractually or by operation of law, any Liability pursuant to Environmental Laws of any other Person.

(f) Access to all material audits assessments or similar reports, or complete copies thereof, in the possession or control of the Company, the U.K. Affiliate, their respective Affiliates and the Property Affiliates relating to Environmental Conditions in, on or about any current or former Real Property or relating to compliance with Environmental Laws has been made available to Buyer.

Section 3.19. Products Liability; Products Warranty.

(a) Schedule 3.19(a) sets forth copies of the standard written warranties, as well as any extension in duration of any such standard written warranties or material deviations therefrom, of the Company or the U.K. Affiliate with respect to each product or deliverable manufactured, distributed, sold, leased, licensed or delivered or service sold or delivered by the Company or the U.K. Affiliate (the “Products and Services”) during the previous five (5) years. No Products and Services are subject to any written guaranty or warranty or other indemnity.

(b) Except as set forth in Schedule 3.19(b), there are no, and have not in the last three (3) years been any, material Legal Proceedings relating to any Products and Services, including the packaging and advertising related thereto. There are no, and have not in the last three (3) years been any, defects in design, materials, manufacture or otherwise in any Products and Services that have required, resulted in or will require or result in (with or without notice or lapse of time) the recall of any Products and Services. All Products and Services comply, in all material respects, and in the last three (3) years have complied, in all material respects, with applicable Laws and there are not, nor have there been in the last three (3) years, any material defects or deficiencies in the Products and Services.

Section 3.20. Labor and Employment Matters.

(a) The Company and the U.K. Affiliate: (i) are in compliance, in all material respects, with all applicable U.S. federal, provincial, state and municipal laws, or any applicable

Laws of any foreign jurisdiction, respecting employment and employment practices, terms and conditions of employment, wages and hours, immigration and rights to work; (ii) have withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; and (iii) are not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). Neither the Company nor the U.K. Affiliate is delinquent in any material payments to any of its employees for any wages, salaries, commissions, bonuses, severance, termination pay or other direct compensation for any services performed for it to the date of this Agreement or amounts required to be reimbursed to such employees.

(b) Neither the Company nor the U.K. Affiliate is or in the past three (3) years has been a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, and to Sellers’ Knowledge, in the past three (3) years there have been no activities or proceedings of any labor union to organize any employees of the Company or the U.K. Affiliate. Neither the Company nor the U.K. Affiliate is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization, nor is there any pending or, to Sellers’ Knowledge, threatened, material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or the U.K. Affiliate.

(c) To Sellers’ Knowledge, all of the Company Employees employed in the United States are (i) United States citizens, or lawful permanent residents of the United States, (ii) aliens whose right to work in the United States is unrestricted, (iii) aliens who have valid, unexpired work authorization issued by the Attorney General of the United States (Immigration and Naturalization Service) or (iv) aliens who have been continually employed by the Company or the U.K. Affiliate since November 6, 1986 or the applicable date of hire. The Company and the U.K. Affiliate have not been the subject of an immigration compliance or employment visit from, nor has the Company or the U.K. Affiliate been assessed any fine or penalty by, or been the subject of any order or directive of, the United States Department of Labor or the Attorney General of the United States (Immigration and Naturalization Service). Each Company Employee working in the United Kingdom has leave to enter and remain in the United Kingdom and is entitled to work in the United Kingdom in terms of the Immigration, Asylum and Nationality Act 2006.

(d) Neither the Company nor the U.K. Affiliate has any material liability, whether absolute or contingent, including any material obligations under any Benefit Plans, with respect to any misclassification of a Person performing services for the Company or the U.K. Affiliate as an independent contractor or consultant rather than as an employee.

(e) During the six months prior to the date of this Agreement, no Company Employee whose annual salary is in excess of One Hundred Thousand Dollars ($100,000) (exclusive of bonuses) has given written or, to Sellers’ Knowledge, oral notice to the Company or the U.K. Affiliate of a present intention to cancel or otherwise terminate such Company Employee’s relationship with the Company or the U.K. Affiliate.

(f) Except as set forth in Schedule 3.20(f), to Sellers’ Knowledge, neither the Company nor the U.K. Affiliate is involved in any existing, pending or overtly threatened claim or dispute by or in respect of any employee or former employee (an “Employment Dispute”) and neither the Company nor the U.K. Affiliate has been involved in any Employment Dispute in the twelve (12) month period prior to the date of this Agreement.

Section 3.21. Affiliate Transactions. Except as set forth in Schedule 3.21, no Related Person or other director, officer, Management Employee or members of any of their “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of the Company or the U.K. Affiliate, other than in such Person’s capacity as a director, officer or employee of the Company or the U.K. Affiliate (i) is and during the past two (2) years has been, directly or indirectly, party to any Contract or commitment with the Company or the U.K. Affiliate (whether written or oral), or (ii) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, and has not owned or had such right during the past two (2) years, any material property or right, tangible or intangible, that is used by the Company or the U.K. Affiliate.

Section 3.22. Customers; Suppliers. Schedule 3.22 sets forth, with respect to the last full fiscal year of the Company and the U.K. Affiliate, a list of (i) the ten largest customers of each of the Company and the U.K. Affiliate, and (ii) the ten largest suppliers of each of the Company and the U.K. Affiliate. As of the date of this Agreement, Sellers have no Knowledge of, and have received no written notice of, the intention of any of such customers or suppliers to cease doing business or reduce in any material respect the business transacted with the Company or the U.K. Affiliate or to terminate or materially modify any agreements with the Company or the U.K. Affiliate on any basis other than the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

Section 3.23. Indebtedness. As of the date of this Agreement, except for the Company Debt, the Company and the U.K. Affiliate have no Indebtedness. Except as set forth in Schedule 3.23, immediately following the consummation of the transactions contemplated by this Agreement, and assuming that all of the Company Debt is repaid in accordance with Section 2.03, neither the Company nor the U.K. Affiliate will have any Indebtedness as of the Closing Date (except intercompany indebtedness by and among the Company and the U.K. Affiliate and except for outstanding checks the aggregate amount of which will be included in Indebtedness as of the Closing).

Section 3.24. No Other Representations and Warranties. Except for the specific representations and warranties contained in this Article III and Section 6.01 with respect to Taxes (in each case as modified by the Disclosure Schedules hereto) and those specific representations and warranties contained in any Transaction Document (in each case as modified by any disclosure schedules thereto): (a) neither any Seller nor any other Person makes any other express or implied representation or warranty and (b) Sellers disclaim any other express or implied representations or warranties made by Sellers or any other Person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers that:

Section 4.01. Corporate Existence and Power. Buyer is a Delaware corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers and all material governmental licenses, authorizations, Permits, consents and approvals required to own, operate and lease its properties and to carry on its business as now conducted. Buyer is duly licensed or qualified to do business as a foreign corporation under the laws of each jurisdiction in which the character of its properties, or in which the transaction of its business, makes such qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or delay the ability of Buyer to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.02. Authorization. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a valid and binding agreement of Buyer, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity. Each other Transaction Document shall be duly and validly executed by Buyer at or prior to the Closing and, upon such execution and delivery by Buyer and the due and valid execution and delivery of such Transaction Document by each other party thereto, shall constitute a valid and binding agreement of Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity. No other or further act or proceeding on the part of Buyer or its shareholders is necessary to authorize this Agreement or the transactions contemplated hereby.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and (b) any such action or filing as to which the failure to make or obtain would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or delay the ability of Buyer to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.04. Noncontravention. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby do not and shall not (i) violate the Organizational Documents of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Law or Permit, (iii) constitute a material default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument or Permit binding upon Buyer or (iv) result in the creation or imposition of any Lien on any asset of Buyer (except, in the case of clauses (iii) and (iv), as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or delay the ability of Buyer to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby).

Section 4.05. Financing. Buyer has, and at the Closing Date will have, sufficient cash on hand and/or available lines of credit or other sources of immediately available funds to enable it to (a) consummate the transactions contemplated by this Agreement, (b) pay the Purchase Price and all out-of-pocket expenses incurred by Buyer in connection with the transactions contemplated by this Agreement, and (c) satisfy all of its other obligations under this Agreement and the other Transaction Documents.

Section 4.06. Litigation. There are no Legal Proceedings pending against or, to the knowledge of Buyer, threatened against Buyer that would reasonably be expected, individually or in the aggregate, to result in material Liability, to materially interfere with the conduct of Buyer’s business in substantially the manner currently conducted, or otherwise to interfere with, prevent or delay the ability of Buyer to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.07. Solvency. Buyer is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of Seller contained in this Agreement are true and correct in all material respects, and after giving effect to the transactions contemplated by this Agreement, at and immediately after the Closing, Buyer and each of its Subsidiaries (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liability on its recourse debts as they mature or become due); (b) will have adequate capital and liquidity with which to engage in its business; and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

Section 4.08. Purchase for Investment. Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.

ARTICLE V

COVENANTS

Section 5.01. Conduct of the Company and the U.K. Affiliate. From the date of this Agreement until the Closing Date (the “Pre-Closing Period”), except as set forth in Schedule 5.01, as expressly contemplated by the Transaction Documents, as required by applicable Law (after reasonable notice, if possible, to Buyer) or with Buyer’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed, Sellers shall, and shall cause the Company, the U.K. Affiliate and the owners of the Owned Real Property (the “Property Affiliates”), (i) to conduct their respective businesses in the Ordinary Course of Business and (ii) to use their respective commercially reasonable efforts: (a) to preserve intact the present business organizations and goodwill of the Company and the U.K. Affiliate; (b) to preserve the present relationships of the Company and the U.K. Affiliate with customers and suppliers; (c) to keep available the services of their respective present officers and employees on terms and conditions substantially comparable to those currently in effect and (d) to maintain their respective properties (including the Facilities), machinery and equipment in good repair and operating condition (subject to ordinary wear and tear). Without limiting the generality of the foregoing, from the date of this Agreement until the Closing Date, except as set forth in Schedule 5.01, as expressly contemplated by the Transaction Documents or with Buyer’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed, Sellers shall not and shall cause the Company, the U.K. Affiliate and the Property Affiliates not to:

(a) amend any Organizational Document (whether by merger, consolidation or otherwise) of the Company, the U.K. Affiliate or the Property Affiliates;

(b) split, combine or reclassify any shares of capital stock of the Company, the U.K. Affiliate or the Property Affiliates, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any securities of the Company, the U.K. Affiliate or the Property Affiliates, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any such securities;

(c) merge or consolidate with any Person;

(d) acquire a material amount of assets from any other Person (in the case of the Property Affiliates, solely with respect to the Facilities) except (i) pursuant to existing Material Contracts or (ii) otherwise in the Ordinary Course of Business;

(e) sell, lease, license or otherwise surrender, relinquish or dispose of any material assets of the Company, the U.K. Affiliate or the Property Affiliates (in the case of the Property Affiliates, solely with respect to the Facilities), or in any case, any interests therein, except (i) pursuant to existing Material Contracts, or (ii) otherwise in the Ordinary Course of Business;

(f) create or otherwise incur any Lien on any asset of the Company, the U.K. Affiliate or the Property Affiliates (in the case of the Property Affiliates, solely with respect to the Facilities), other than Permitted Liens;

(g) incur any capital expenditures (in the case of the Property Affiliates, solely with respect to the Facilities), except for those contemplated by the capital expenditure budget made available to Buyer prior to the date of this Agreement and unbudgeted capital expenditures not to exceed One Hundred Thousand Dollars ($100,000) individually or One Million Dollars ($1,000,000) in the aggregate;

(h) other than in connection with actions permitted by Section 5.01(d) or, with respect to the Company and the U.K. Affiliate, other than in the Ordinary Course of Business, make any loans, advances or capital contributions to, or investments in, any other Person (in the case of the Property Affiliates, solely with respect to the Facilities);

(i) except as required by Law, amend or modify in any material respect or terminate any Material Contract, or otherwise waive or release any material rights, claims or benefits of the Company, the U.K. Affiliate or the Property Affiliates (in the case of the Property Affiliates, solely with respect to the Facilities) thereunder, other than in the Ordinary Course of Business;

(j) enter into any Contract (including a hedging or swap agreement or similar arrangement) (in the case of the Property Affiliates, solely with respect to the Facilities), that would be required to be disclosed in Schedule 3.10(a) if such Contract were in place as of the date of this Agreement, in each case other than any such Contract entered into in the Ordinary Course of Business;

(k) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or the U.K. Affiliate from engaging or competing in any line of business, in any location or with any Person;

(l) (i) with respect to Taxes other than Income Taxes, make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, amend any material Tax Return, enter into any material closing agreement, settle any material Tax claim, inquiry, audit or assessment, or take any affirmative action to surrender any right to claim a material Tax refund otherwise payable to the Company or the U.K. Affiliate, and (ii) with respect to Income Taxes, make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any Tax Return, enter into any closing agreement, settle any Tax claim, inquiry, audit or assessment, or take any affirmative action to surrender any right to claim a Tax refund otherwise payable to the Company or the U.K. Affiliate;

(m) make any material change in any method of accounting or accounting practice of the Company or the U.K. Affiliate, except for any such change required by GAAP (with respect to the Company) or U.K. GAAP (with respect to the U.K. Affiliate);

(n) other than payments contemplated by Section 7.04, (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any director, officer, advisor, consultant or employee of the Company or the U.K. Affiliate, (ii) pay any bonuses or increase the rates of direct compensation, bonus compensation, commissions or other benefits payable or to become payable to any officer, employee, advisor or consultant of the Company or the U.K. Affiliate, (iii) other than as may be required by applicable Law, amend or terminate any Benefit Plan, or adopt any new plan that would be a Benefit Plan, (iv) enter into any employment, deferred compensation or other agreement or offer (or amend any such existing agreement or offer) with any director, officer, advisor, consultant or employee of the Company or the U.K. Affiliate, (v) enter into any collective bargaining agreement, or recognize any union or other labor organization as the bargaining representative for any employee of the Company or the U.K. Affiliate, in each case, except (A) in accordance with the existing terms of Contracts entered into and disclosed to Buyer prior to the date of this Agreement or (B) otherwise in the Ordinary Course of Business;

(o) negotiate or enter into any license of any material Company or U.K. Affiliate Intellectual Property right, whether as licensor or as licensee, other than in the Ordinary Course of Business of the Company or the U.K. Affiliate, as applicable, or fail to make any filing, pay any fee, or take any other action necessary to maintain the ownership, validity and enforceability of any material patents or trademarks of the Company or the U.K. Affiliate;

(p) commence any Legal Proceeding involving the Company or the U.K. Affiliate;

(q) settle, or engage in any negotiation to settle, any Legal Proceeding involving the Company or the U.K. Affiliate resulting in, or which could reasonably be expected to result in, uninsured Losses to the Company or the U.K. Affiliate in excess of One Million Dollars ($1,000,000);

(r) form or acquire any Subsidiaries (in the case of the Property Affiliates, solely with respect to the Facilities);

(s) incur or assume Indebtedness or other liability of any third party by the Company, the U.K. Affiliate or the Property Affiliates (in the case of the Property Affiliates, solely with respect to the Facilities) other than (i) in the Ordinary Course of Business and (ii) Indebtedness not to exceed, in the aggregate, One Hundred Thousand Dollars ($100,000); or

(t) agree or commit to do any of the foregoing.

Section 5.02. Pre-Closing Access. From the date of this Agreement until the Closing Date, Sellers shall, and shall cause the Company, the U.K. Affiliate and the Property Affiliates (in the case of the Property Affiliates, solely with respect to the Facilities) to (a) give Buyer and its Representatives reasonable access during regular business hours (upon appropriate advance notice to one of the Company Principals) to the offices, properties, books and records of the Company, the U.K. Affiliate and the Property Affiliates, (b) furnish to Buyer and its Representatives such financial and operating data and other information as such Persons may reasonably request and (c) cause the employees, counsel and other advisors of the Company, the U.K. Affiliate and the Property Affiliates to use commercially reasonable efforts to cooperate with Buyer in its investigation of the Company, the U.K. Affiliate and the Property Affiliates. Any investigation pursuant to this Section 5.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company, the U.K. Affiliate and the Property Affiliates. Notwithstanding the foregoing, (i) Buyer shall not have access to personnel records of the Company Employees relating to individual performance or evaluation records, medical histories or other information that in the Sellers’ Representative’s opinion is sensitive or the disclosure of which could subject the Company or the U.K. Affiliate to risk of Liability and (ii) the Company, the U.K. Affiliate and the Property Affiliates may withhold (after consultation with their outside counsel) any document or information the disclosure of which could reasonably be expected to violate any Contract or any Law or that would result in the waiver of any legal privilege or work-product privilege; provided that to the extent practicable, the Company, the U.K. Affiliate and the Property Affiliates shall make reasonable and appropriate substitute disclosure arrangements under the circumstances. Sellers shall have the right to have a Representative present at all times during any such inspections, interviews and examinations. Buyer shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of at least one of the Company Principals, which shall not be unreasonably withheld, conditioned or delayed, Buyer shall not contact any vendors to, or customers of, the Company or the U.K. Affiliate about the respective business or operations of the Company or the U.K. Affiliate, this Agreement or the transactions contemplated hereby; provided that nothing in this Agreement shall prohibit Buyer from continuing to contact, in accordance with its past practice, those vendors and/or customers who are also vendors and/or customers of Buyer and its Affiliates with regard to matters other than this Agreement and the transactions contemplated hereby.

Section 5.03. Regulatory Filings.

(a) Subject to the terms and conditions of this Agreement, Buyer and Sellers shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Law to consummate the transactions contemplated by this Agreement and the other Transaction Documents, including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the other Transaction Documents (collectively, the “Regulatory Approvals”).

(b) In furtherance and not in limitation of the foregoing, Buyer and Sellers shall file any notification and report form and related material required under the HSR Act, and any additional filings required under any other antitrust Laws, as soon as practicable after the date of this Agreement. Buyer and Sellers shall promptly file any additional information properly requested by any competent Governmental Authority whose consent has been requested to the transactions contemplated hereby as soon as practical after receipt of any proper request for additional information. The Parties shall use commercially reasonable efforts to obtain early termination of the applicable waiting period, to the extent required, from the applicable Governmental Authority. Each Party shall bear its own attorneys’ fees, costs and expenses incurred in connection with the filings required under the HSR Act; provided that all filing fees required under the HSR Act shall be paid by Buyer.

(c) Subject to applicable Law relating to the exchange of information, Buyer and Sellers and their respective counsel shall (i) have the right to review in advance, and to the extent practicable each shall consult the other on, any filing made with, or written materials to be submitted to, any Governmental Authority in connection with the transactions contemplated by this Agreement, (ii) promptly inform each other of any communication (or other correspondence or memoranda) received from, or given to, the U.S. Department of Justice, the U.S. Federal Trade Commission, or any other Governmental Authority in connection with the transactions contemplated by this Agreement and the other Transaction Documents, (iii) consult with the other Parties, and consider in good faith the views of the other Parties, prior to entering into any agreement with any Governmental Authority with respect to the transactions contemplated by this Agreement and the other Transaction Documents and (iv) furnish the other Parties with copies of all correspondence, filings and written communications between them or their Affiliates, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to the transactions contemplated by this Agreement and the other Transaction Documents; provided that any Party may designate, in its sole reasonable discretion, any of the foregoing filings, written materials, correspondence, written communications and information only for outside counsel (“Outside Counsel Material”). Outside counsel shall not disclose Outside Counsel Material to any Person without the express written permission of the Party that supplied the filing, written material, correspondence, written communication or document categorized as Outside Counsel Material. Buyer and Sellers shall, to the extent practicable, provide each other and their respective counsel with reasonable advance notice of and the opportunity to participate in any discussion, telephone call or meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by this Agreement and the other Transaction Documents and to participate in the preparation for such discussion, telephone call or meeting.

(d) (i) Buyer shall not be required to divest or license any of its respective businesses, product lines or assets, in whole or in part, including any part of the assets of the Company and the U.K. Affiliate acquired pursuant to the terms and conditions of this Agreement; (ii) Buyer shall not be required to take or agree to take any other action or agree to any limitation that could reasonably be expected to have an adverse effect on the business, operations, assets, liabilities, condition (financial or otherwise), results of operations or prospects of Buyer or its Affiliates; and (iii) Buyer shall not be required to waive any of the conditions set forth in this Section 5.03.

Section 5.04. Permits. Subject to the terms and conditions of this Agreement, Buyer and Sellers shall use their commercially reasonable efforts to provide all notices and otherwise take all actions to transfer, reissue or obtain any Permits required to be transferred, reissued or obtained as a result of or in furtherance of the transactions contemplated by this Agreement and the other Transaction Documents prior to the Closing. To the extent that any Permit has not been obtained prior to the Closing, for up to one-hundred and eighty (180) days after the Closing Date, Buyer and Sellers shall use their commercially reasonable efforts, at either Party’s request, to endeavor to obtain such Permits.

Section 5.05. Confidentiality. The Parties shall adhere to the terms and conditions of that certain Mutual Non-Disclosure Agreement, dated as of April 29, 2011, by and between Buyer and the Company, as modified by the Addendum thereto dated as of June 13, 2011 (the “Confidentiality Agreement”).

Section 5.06. Public Announcements. The Parties agree to obtain the written consent (which shall not be unreasonably withheld, conditioned or delayed) of the other Parties (with Sellers being considered one Party) before issuing any press release or making any public statement with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby and thereby; provided, however, that a Party may, without the prior consent of any other Party, issue such public disclosure as it believes in good faith, with the advice of outside counsel, is required by Law or any listing agreement with any national securities exchange to which the disclosing Party is subject.

Section 5.07. Non-Solicit.

(a) During the Pre-Closing Period, Sellers shall not, and shall cause their Representatives, the Company, the U.K. Affiliate and their respective Affiliates not to, directly or indirectly, (i) solicit, initiate, seek, entertain or knowingly encourage, or take any action to solicit, initiate, seek, entertain or knowingly encourage any inquiries or communications relating to, or the making of any proposal or offer that constitutes or may constitute an Acquisition Proposal, (ii) participate in any discussions or negotiations relating to any Acquisition Proposal with any person other than Buyer, (iii) furnish to any person other than Buyer any information that would reasonably be expected to be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal, or (iv) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Acquisition Proposal or otherwise relating to any Acquisition Proposal.

(b) Sellers shall and shall cause the Company, the U.K. Affiliate and their respective Affiliates to cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Buyer) conducted heretofore with respect to any Acquisition Proposal. Sellers, the Company, the U.K. Affiliate and their respective Affiliates agree not to release any Person from the confidentiality and standstill provisions of any agreement to which any such Person is a party in connection with an Acquisition Proposal.

(c) Sellers and the Company shall notify Buyer immediately after receipt by Sellers, the Company or the U.K. Affiliate (or any of their respective officers, directors, employees, shareholders, affiliates, advisors or agents) at any time on or before the Closing of any Acquisition Proposal. Such notice to Buyer shall indicate in reasonable detail the identity of the Person making such proposal and the terms and conditions of such proposal, and any written material (including in electronic form) embodying or concerning such proposal.

Section 5.08. Resignations. Sellers shall, and shall cause the Company and the U.K. Affiliate to, cause to be delivered to Buyer duly signed resignations, effective as of the Closing, of all directors of the Company and all the directors, the secretary and the auditors of the U.K. Affiliate.

Section 5.09. Further Assurances. Subject to, and not in limitation of, Sections 5.02, 5.03 and 5.04, Buyer and Sellers shall, and shall cause the Company, the U.K. Affiliate and the Property Affiliates to, use their respective commercially reasonable efforts to (a) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and the other Transaction Documents and (b) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

Section 5.10. Notices of Certain Events.

(a) During the Pre-Closing Period, Sellers shall promptly notify Buyer of:

(i) any written notice to Sellers, the Company, the U.K. Affiliate, the Property Affiliates or any of their respective Affiliates or any communication (written or otherwise) to the Company Principals from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or the other Transaction Documents;

(ii) any written notice to Sellers, the Company, the U.K. Affiliate, the Property Affiliates or any of their respective Affiliates or any communication (written or otherwise) to the Company Principals from any Governmental Authority to the Company Principals in connection with the transactions contemplated by this Agreement or the other Transaction Documents;

(iii) any written notice to Sellers, the Company, the U.K. Affiliate, the Property Affiliates or any of their respective Affiliates or any communication (written or otherwise) to the Company Principals from any Person regarding the intention of any of the ten largest customers and suppliers of each of the Company and the U.K. Affiliate to cease doing business or reduce in any material respect the business transacted with the Company or the U.K. Affiliate or to terminate or modify, in any material respect, any agreements with the Company or the U.K. Affiliate, including in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

(iv) any actions, suits, claims, investigations or proceedings relating to or involving or otherwise affecting the Company, the U.K. Affiliate or the Property Affiliates commenced or, to Sellers’ Knowledge, threatened, that, if pending as of the date of this Agreement, would have been required to have been disclosed pursuant to Article III (without giving effect to the $1,000,000 threshold contained in clause (a) of Section 3.11), or that relate to the consummation of the transactions contemplated by this Agreement;

(v) any updates necessary to make the Disclosure Schedules accurate and complete;

(vi) the discovery by Sellers, the Company, the U.K. Affiliate, the Property Affiliates or any of their respective Affiliates (or any of their respective Representatives) of any inaccuracy in or breach of any representation, warranty or covenant contained in this Agreement that would prevent the satisfaction of any of the conditions set forth in Section 8.02(a) or (b); and

(vii) the discovery by Sellers, the Company, the U.K. Affiliate, the Property Affiliates or any of their respective Affiliates (or any of their respective Representatives) of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 8.02 impossible or unlikely.

Notwithstanding the foregoing, no notice under this Section 5.10(a) shall be deemed to supplement or amend any Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by Sellers in this Agreement or the other Transaction Documents, or (ii) determining whether any of the conditions set forth in Article VIII has been satisfied.

(b) During the Pre-Closing Period, Buyer shall promptly notify Sellers of:

(i) any notice or other communication from any Governmental Authority to Buyer or any of its Subsidiaries in connection with the transactions contemplated by this Agreement or the other Transaction Documents;

(ii) the discovery by Buyer or any of its Affiliates (or any of their respective Representatives) of any inaccuracy in or breach of any representation, warranty or covenant contained in this Agreement that would prevent the satisfaction of any of the conditions set forth in Section 8.03(a) or (b); and

(iii) the discovery by Buyer or any of its Affiliates (or any of their respective Representatives) of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 8.03 impossible or unlikely.

Notwithstanding the foregoing, no notice under this Section 5.10(b) shall be deemed to supplement or amend any Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by Buyer in this Agreement or the other Transaction Documents, or (ii) determining whether any of the conditions set forth in Article VIII has been satisfied.

Section 5.11. Transaction Documents. Sellers shall not permit any amendment, supplementation or other modification of the Transaction Documents without the prior written consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed. To the extent there is a conflict between any of the provisions of this Agreement and the Transaction Documents, the provisions of this Agreement shall control. Prior to the Closing, the Parties shall use commercially reasonable efforts to fulfill or cause the fulfillment of the conditions to closing of each Transaction Document.

Section 5.12. Directors’ and Officers’ Indemnification Protections. All rights to indemnification for acts or omissions occurring on or prior to the Closing Date now existing in favor of the current directors and officers of the Company and the U.K. Affiliate as provided in the respective Organizational Documents of the Company and the U.K. Affiliate shall survive the Closing and shall continue in full force and effect in accordance with their terms. If the Company, the U.K. Affiliate or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its assets to any Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Company or the U.K. Affiliate, as the case may be, assume the obligations set forth in this Section 5.12.

Section 5.13. Name and Director and Officer Changes. Prior to the Closing, Sellers and each Related Person shall cause their respective Affiliates (other than the Company and the U.K. Affiliate, but including those Persons set forth in Schedule 5.13) to (i) take such corporate, limited liability company and any other action necessary to change their respective corporate and company names to a name that does not contain or comprise and is not similar to, or confusing with, any Marks, including any necessary filings required by the applicable Law of the country or state of organization of such Affiliate and any country or state in which such Affiliate is qualified as a foreign corporation or other entity, (ii) deliver evidence from the secretary of state or similar Governmental Authority of such name changes to Buyer, (iii) take such corporate, limited liability company and any other action necessary to remove or cause the registration of any employee of the Company or the U.K. Affiliate (other than the Company Principals) from his or her position as a director or an officer of such Affiliates and (iv) deliver evidence of such removals and resignations to Buyer.

Section 5.14. Environmental Compliance. Without limitation of any other covenants set forth in this Article V, Sellers shall cause the Company to undertake the following actions prior to the Closing Date:

(a) Sellers shall cause the Company to investigate, determine, and document its compliance with Tennessee Department of Environment and Conservation (“TDEC”) Rule 1200-03-18-.18. To the extent Company determines that it is not in compliance with TDEC Rule 1200-03-18-.18 or cannot adequately document compliance, Sellers shall cause the Company to come into compliance as soon as commercially practicable and to report such noncompliance to all applicable Governmental Authorities.

(b) Sellers shall cause the Company to investigate, determine, and document its compliance with the Emergency Planning and Community Right-to-Know Act (“EPCRA”), 42 U.S.C. Section 11001, et seq., including Sections 311-313 as they relate to sulfuric acid, copper, nitric acid, any foaming agent compounds subject to EPCRA, and extremely hazardous substances (as defined in EPCRA Section 329(3)). To the extent Company determines that it is not in compliance with EPCRA or cannot adequately document compliance, Sellers shall cause the Company to come into compliance as soon as commercially practicable, and to report such noncompliance to all applicable Governmental Authorities.

(c) Subject to applicable privileges, (i) Sellers shall cause the Company to provide Buyer with a written summary of the conclusions of the investigations and determinations required by Sections 5.14(a) and 5.14(b), (ii) Buyer and its counsel shall have the right to review in advance, and to the extent practicable Sellers and the Company shall consult with Buyer on, any reporting made with, or written materials to be submitted to, any Governmental Authority in connection with Sections 5.14(a) and 5.14(b), (iii) Sellers shall promptly inform Buyer of any communication received from, or given to, any Governmental Authority in connection with Sections 5.14(a) and 5.14(b), and (iv) Sellers shall furnish Buyer with copies of all correspondence, filings and written communications between Sellers and/or the Company, on the one hand, and any Governmental Authority, on the other hand, in connection with Sections 5.14(a) and 5.14(b).

Section 5.15. Travelers Insurance Line of Credit. Prior to the Closing Date, Sellers shall, and shall cause the Company to, use commercially reasonable efforts to (a) subject to Buyer’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed, either (i) replace the Marketable Securities Collateral with collateral reasonably acceptable to Wilson Bank & Trust and on terms that are no more favorable to Wilson Bank & Trust than the terms of the Reimbursement Agreement (the “Collateral Replacement”) or (ii) replace the Travelers Letter of Credit with a substitute letter of credit from another financial institution with such replacement letter of credit to be secured with collateral other than the Marketable Securities and on terms no less favorable, in the aggregate, to the Company than those in the Reimbursement Agreement (a “Substitute Letter of Credit”) and (b) obtain a valid and binding written release of any Liens in favor of Wilson Bank & Trust on the Marketable Securities Collateral, including the Collateral Liens (the “Collateral Release”). Furthermore, Sellers shall cause the Company to retain the Marketable Securities Collateral at all times prior to the Collateral Release. In the event that the Collateral Release has not been obtained prior to the Closing Date, then Buyer shall, and shall cause the Company to, use commercially reasonable efforts to affect the Collateral Replacement or entry into a Substitute Letter of Credit and the Collateral Release, provided, however, that Sellers shall be solely responsible for any additional costs or fees arising from or under the Collateral Replacement and Collateral Release or in connection with any arrangement with respect thereto. If the Collateral Release is not obtained prior to the Closing Date, then within ten (10) Business Days of obtaining the Collateral Release, Buyer shall, and shall cause the Company to, transfer the Marketable Securities Collateral to the Sellers’ Representative for the benefit of all Sellers’ identified as owners of the U.S. Shares on Exhibit A, for no additional consideration. Neither Buyer nor the Company shall have any Liability to Sellers for any change in the value of the Marketable Securities Collateral prior to any transfer to the Marketable Securities Collateral in accordance with the immediately preceding sentence due to the passage of time or otherwise.

ARTICLE VI

TAX MATTERS

Section 6.01. Representations Relating to Taxes. Except as set forth in the Disclosure Schedule (but subject to Section 12.12), Sellers hereby jointly and severally represent and warrant to Buyer that:

(a) The Company is an “S Corporation” (within the meaning of Section 1361 of the Code) for which a valid election under Section 1362 of the Code is and has been in effect at all times since December 1, 1991 and that is and has been in effect at all times since December 1, 1991 for state or local Income Tax purposes in all jurisdictions in which the Company has been obligated to file Income Tax Returns other than those state and local jurisdictions that do not recognize “S Corporation” elections as identified in Schedule 6.01(a).

(b) The Company has not in the past ten (10) years (i) acquired assets from another corporation in a transaction in which the Company’s Tax basis in the acquired assets was determined by reference (in whole or in part) to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation that the Company elected to treat as a “qualified subchapter S subsidiary.”

(c) All Income Tax Returns and all other material Tax Returns required to have been filed by or with respect to the Company or the U.K. Affiliate have been duly and timely filed (taking into account any applicable extensions of time to file) with the appropriate Governmental Authority, and all such Tax Returns are accurate and complete in all material respects. Neither the Company nor the U.K. Affiliate is currently the beneficiary of any extension of time within which to file any Tax Return. The Company and the U.K. Affiliate have made available to Buyer (i) complete and accurate copies of all Tax Returns of the Company and the U.K. Affiliate for all open Tax Periods and, with respect to the U.K. Affiliate, all Tax Periods ending during the six (6) year period ending as of the date of this Agreement, (ii) all examination reports prepared by, and all correspondence with, any Governmental Authority with respect to Taxes, or the Tax Periods described in the preceding clause (i), of the Company and the U.K. Affiliate, and (iii) all statements of Tax deficiency or assessment claimed, proposed or assessed against the Company or the U.K. Affiliate. Schedule 6.01(c) sets forth the details of all special arrangements (i.e., arrangements that are not based on a strict application of all relevant Tax legislation, published extra statutory concessions and published statements of practice) in relation to the Tax affairs of the U.K. Affiliate.

(d) All material Taxes due and payable by the Company and the U.K. Affiliate, whether or not shown or reportable on any Tax Return, have been paid. The unpaid Taxes of the Company and the U.K. Affiliate as of the date of the applicable Balance Sheet did not exceed the accruals and reserves for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and tax income) set forth on the face of the applicable Balance Sheet (rather than in any notes thereto). Since the date of the applicable Balance Sheet, neither the Company nor the U.K. Affiliate has incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice, and neither the Company nor the U.K. Affiliate has any liability for Taxes in excess of the amounts paid or the reserves established for such Taxes.

(e) No deficiencies for Taxes or other assessments relating to Taxes have been claimed, proposed or assessed against the Company or the U.K. Affiliate in writing. There are no ongoing, pending, or, to Seller’s Knowledge, threatened audits, investigations, disputes, inquiries, enquiries, examinations or other administrative or judicial proceedings with respect to the Liability of the Company or the U.K. Affiliate for any Taxes, and there are no matters under discussion with any Governmental Authority with respect to the Liability of the Company or the U.K. Affiliate for any Taxes. There have been no audits of, or enquiries into, any Tax Returns of the Company or the U.K. Affiliate by any relevant Taxing Authority at any time during the four (4) years prior to the Closing Date. No power of attorney has been executed by or on behalf of the Company or the U.K. Affiliate with respect to any matters relating to Taxes that is currently in force. No extension or waiver of any statute of limitations relating to Taxes is in effect with respect to the Company or the U.K. Affiliate. No written claim has been made during the three (3) years prior to the Closing Date by any Governmental Authority in a jurisdiction where the Company or the U.K. Affiliate does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(f) There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets and properties of the Company or the U.K. Affiliate. The Company has not elected and is not required to treat any of its assets as tax-exempt bond financed property or tax-exempt use property within the meaning of Code Section 168 or under any comparable Law relating to state, local or foreign Taxes. None of the assets of the Company or the U.K. Affiliate is required to be treated for Tax purposes as being owned by any other Person.

(g) All Taxes required by applicable Laws to be withheld or collected by the Company or the U.K. Affiliate have been duly withheld or collected and, to the extent required, have been timely paid to the proper Governmental Authority. Each of the Company and the U.K. Affiliate is in compliance with, and its records contain all information and documents necessary to comply with, all applicable information reporting and withholding requirements under all applicable Laws. Each of the Company and the U.K. Affiliate has properly requested, received and retained all necessary exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales, payments or other transactions as to which such company otherwise would have been obligated to collect or withhold Taxes.

(h) Neither the Company nor the U.K. Affiliate has requested or received any ruling from any Governmental Authority, or signed any binding agreement with any Governmental Authority, that would adversely impact the amount of any Tax liability of the Company or the U.K. Affiliate, as applicable, for a Post-Closing Tax Period. The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) Code Section 481 adjustment or other change in method of accounting for a Tax Period ending before the Closing Date, (ii) closing agreement described in Code Section 7121 (or any similar Law relating to state, local or foreign Taxes), (iii) installment sale or open transaction disposition made before the Closing Date, or (iv) prepaid amount received before the Closing Date.

(i) Neither the Company nor any of its respective predecessors has ever been a member of an affiliated group of corporations that has filed, or was required to file, a combined, consolidated or unitary Income Tax Return. The U.K. Affiliate is not and has not at any time been a member of (i) a group of companies, (ii) fiscal consolidation or (iii) a fiscal unity. Neither the Company nor the U.K. Affiliate has any liability for Taxes of any other Person under Treasury Regulations § 1.1502-6 or any similar Law relating to state, local or foreign Taxes, as a transferee or successor, by express or implied Contract, or otherwise, and no circumstance exists in respect of which such a liability may arise.

(j) Neither the Company nor the U.K. Affiliate is a party to any Tax sharing, indemnity, allocation or similar agreements. Neither the Company nor the U.K. Affiliate has any contractual obligation to indemnify any other Person with respect to Taxes.

(k) Neither the Company nor the U.K. Affiliate is a party to any joint venture, partnership or other agreement, arrangement or Contract that is treated as a partnership for Income Tax purposes.

(l) Neither the Company nor the U.K. Affiliate is a party to any agreement or arrangement or Contract with any Governmental Authority regarding any tax holidays or tax incentives that will be binding on, or could affect the Tax Liability of, the Company or the U.K. Affiliate, as applicable, in a Post-Closing Tax Period.

(m) The Company has not entered into or participated in (i) any reportable transaction within the meaning of Treasury Regulation Section 1.6011-4(b) or (ii) any confidential corporate tax shelter within the meaning of Code Section 6111(d) and Treasury Regulation Section 301.6111-2, as in effect prior to the enactment of the American Jobs Creation Act of 2004. The U.K. Affiliate has not been a party to, nor been otherwise involved in, any transaction, scheme or arrangement designed wholly or mainly, or containing steps or stages having no commercial purpose and designed wholly or mainly, for the purpose of avoiding or deferring Tax or reducing a liability to Tax. The U.K. Affiliate has not entered into any notifiable arrangements for the purposes of Part 7 of the U.K. Finance Act 2004, any notifiable contribution arrangement for the purposes of the U.K. National Insurance Contributions (Application of Part 7 of the Finance Act 2004) Regulations 2007 (SI 2007/785) or any notifiable schemes for the purposes of Schedule 11A to the U.K. Value Added Tax Act 1994.

(n) The transactions contemplated herein are not subject to the tax withholding provisions of Section 3406 or of Subtitle A, Subchapter A, Chapter 3 of the Code or of any other provisions of Law.

(o) The U.K. Affiliate is treated as a corporation for U.S. federal Income Tax purposes. The U.K. Affiliate (i) does not have and has never had any nexus with the United States, a trade or business or permanent establishment within the United States or any other connection with the United States that has subjected or could reasonably be expected to have subjected it to United States federal, state or local Tax; (ii) is not and has never been a “surrogate foreign corporation” within the meaning of Code Section 7874(a)(2)(B) or been treated as a U.S. corporation under Code Section 7874(b); (iii) was not created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to Treasury Regulation Section 301.7701-5(a); and (iv) has no investment in “United States property” for purposes of Code Section 956.

(p) Neither any of Sellers nor Buyer would be required to include any amount in gross income with respect to the U.K. Affiliate pursuant to Section 951 of the Code if the taxable year of the U.K. Affiliate were deemed to end on the Closing Date. Schedule 6.01(p) sets forth with respect to the U.K. Affiliate: (i) the amount of current and accumulated earnings and profits as of the date of this Agreement, and (ii) the amount of previously taxed income within the meaning of Section 959 of the Code as of December 31, 2010.

(q) The Company and the U.K. Affiliate have complied with all transfer pricing rules and have timely prepared (or caused to be prepared) all documentation required by all relevant transfer pricing laws.

(r) The U.K. Affiliate is registered for VAT purposes and Schedule 6.01(r) contains full details of such registration. The U.K. Affiliate has not at any time been a member of a group of companies for VAT purposes. The U.K. Affiliate makes no supplies other than taxable supplies for the purposes of VAT and it obtains credit for all input tax paid or suffered by it for VAT purposes. The U.K. Affiliate is not and has never been an agent, manager or factor of, or fiscal representative of or for, any Person for VAT purposes.

(s) All documents executed by the U.K. Affiliate necessary to establish the title of the U.K. Affiliate to any asset or necessary for the U.K. Affiliate to enforce any of its rights have been duly stamped under any applicable Laws in respect of stamp duty and any stamp duties or similar transfer Taxes in respect of such documents have been paid (as applicable), and all such documents which are outside the United Kingdom would not attract a liability to stamp duty if they were brought into the United Kingdom.

(t) Schedule 6.01(t) contains details of all transactions, schemes or arrangements in respect of which the U.K. Affiliate has been a party or has otherwise been involved in respect of which a statutory clearance application was made, together with copies of all relevant applications for clearances and copies of all clearances obtained pursuant thereto, all such clearances having been obtained on the basis of full and accurate disclosure of all material facts and considerations relating thereto, and all such transactions, schemes or arrangements have been implemented strictly in accordance with the terms of such clearances.

(u) The U.K. Affiliate is resident for Tax purposes in the United Kingdom only. The U.K. Affiliate does not have and has never had a permanent establishment in a jurisdiction other than the jurisdiction of its incorporation, and the U.K. Affiliate is not and has never been an agent or permanent establishment of another Person for any Tax purposes.

(v) The U.K. Affiliate is a close company within the meaning of Section 439 of the U.K. Corporation Tax Act 2010 (the “CTA 2010”). No distributions within Section 1064 of the CTA 2010 have been made by the U.K. Affiliate. Schedule 6.01(v) contains details of any loans or advances made, or agreed to be made, by the U.K. Affiliate within Sections 455, 459 and/or 460 of the CTA 2010, and the U.K. Affiliate has not released or written off, or agreed to release or write off, the whole or any part of any such loans or advances.

Section 6.02. Tax Returns; Allocation of Taxes.

(a) (i) Sellers shall prepare and file, or cause to be prepared and filed, when due (taking into account any extension of a required filing date), all Tax Returns of the Company and the U.K. Affiliate that are required to be filed on or prior to the Closing Date, and all Income Tax Returns of the Company related to Tax Periods ending on or before the Closing Date that are required to be filed after the Closing Date, including the Company’s Tennessee F&E Tax Return for the taxable period ending on the Closing Date (the “Closing Date Tennessee F&E Tax Return”). Sellers shall pay or cause to be paid all Taxes with respect to any such Tax Return in accordance with Law; Sellers shall be entitled to receive and retain from the Internal Revenue Service the S Corporation Tax Deposit.

(ii) Buyer shall prepare and file, or cause to be prepared and filed, when due (taking into account any extensions of a required filing date) all other Tax Returns of the Company and the U.K. Affiliate required to be filed after the Closing Date with respect to a Pre-Closing Tax Period or a Straddle Tax Period (each a “Pre-Closing Buyer-Filed Tax Return”).

(iii) All Tax Returns described in this Section 6.02(a) shall be prepared in a manner consistent with past practice and without a change of any election or any accounting method except to the extent such position lacks sufficient support in law or in fact to meet a “more-likely-than-not” standard; provided, however, (A) the Excise Tax shall be reported on the Closing Date Tennessee F&E Tax Return, and (B) the Excise Tax, the Company Employee Bonus Amount and the Accrued Compensation Expense shall be reported as deductions on the Company’s federal S Corporation Income Tax Return for the taxable period that ends on the Closing Date.

(iv) Any Tax Return described in this Section 6.02(a) shall be submitted by the Party preparing such Tax Return (the “Tax Preparing Party”) (together with schedules, statements and, to the extent reasonably requested, supporting documentation) to the other Party or Parties at least thirty (30) days (or, in the case of any Tax Return that is not an Income Tax Return, a reasonable number of days) prior to the due date (including any applicable extension) of such Tax Return. Each Party shall have the right to review and comment on such Tax Return. If a Party, within ten (10) Business Days after receipt of any such Tax Return, notifies the Tax Preparing Party in writing that it objects to any items in such Tax Return, the disputed item shall be resolved in a manner mutually agreeable to the Parties within ten (10) Business Days, and if not so resolved, then by a jointly retained accounting firm (which may be the same as or different from the Accountant) within a reasonable time, taking into account the deadline for filing such Tax Return. Upon resolution of all such items, the relevant Tax Return shall be adjusted to reflect such resolution and shall be binding upon the Parties without further adjustment. The costs, fees and expenses of such accounting firm shall be borne by the Tax Preparing Party unless such accounting firm adopts the Tax Preparing Party’s position, and in such case, the costs, fees and expenses of such accounting firm shall be borne by the other Party. With respect to the Company’s Form 1120 S for the Tax Period that ends on the Closing Date and the Closing Date Tennessee F&E Tax Return, if such Tax Returns are prepared consistent with the Allocation, in accordance with the past practices of the Company and consistent with the treatment of the Company as an S corporation in those jurisdictions that recognize “S Corporation” elections, then Sellers shall not be required to make changes requested by Buyer, Buyer shall not have a consent right and no dispute shall be submitted to such accounting firm.

(v) Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any comparable provision of state, local or foreign Law), none of the Company, the U.K. Affiliate or their respective Affiliates shall amend any Tax Return or agree to the waiver or any extension of the statute of limitations relating to a Pre-Closing Tax Period or a Straddle Tax Period of the Company or the U.K. Affiliate without the prior written consent of Sellers, which shall not be unreasonably withheld, conditioned or delayed. Buyer shall pay or cause to be paid all Taxes with respect to any Pre-Closing Buyer-Filed Tax Return filed under this Section 6.02(a) in accordance with Law. Sellers shall pay to Buyer an amount equal to any Pre-Closing Taxes shown on any Pre-Closing Buyer-Filed Tax Return prepared in compliance with this Section 6.02(a), to the extent not paid at or before the Closing or included in the calculation of Final Closing Net Working Capital, within five (5) days prior to the latest date on which such Taxes are due and payable without interest or penalties.

(vi) Except as otherwise contemplated by this Agreement (including the Section 338(h)(10) Elections contemplated by Section 2.07), Buyer shall not cause the Company to take any action on the Closing Date that is outside the Ordinary Course of Business.

(b) Buyer shall pay or cause to be paid to Sellers any refund (whether by way of payment, credit, offset or reduction in Tax Liability) of Taxes and interest thereon received by Buyer or any Affiliate of Buyer attributable to Pre-Closing Taxes paid by Sellers, the Company or the U.K. Affiliate no later than ten (10) days following receipt of such refund, net of any Income Taxes imposed thereon. Notwithstanding the foregoing, Buyer shall not be obligated to pay over any refunds or the amount of any credit, offset or Tax reduction to the extent such refund or benefit was included in Final Closing Net Working Capital. The amount of any Tax deposits, estimated payments or overpayments existing on the Closing Date in respect of Income Taxes of the Company or the U.K. Affiliate shall be for the account of Sellers and shall be applied first to any related Pre-Closing Taxes, as determined pursuant to the relevant Tax Return for the Pre-Closing Tax Period or Straddle Period.

(c) Notwithstanding anything to the contrary in this Agreement, all excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, property, transfer and similar Taxes, levies, charges and fees arising from the transactions contemplated by this Agreement shall be borne equally by Buyer and Sellers.

Section 6.03. Cooperation on Tax Matters.

(a) Buyer and Sellers shall cooperate fully as and to the extent reasonably requested by the Buyer or Sellers, as applicable, in connection with the preparation, execution and filing of Tax Returns pursuant to Section 6.02(a) and any audit, examination, inquiry, claim for refund, lawsuit, action, claim, arbitration, mediation or other proceeding at law or in equity by or before a Taxing Authority with respect to Taxes (each a “Tax Claim”). Such cooperation shall include access to records and information that are reasonably relevant to any such Tax Return or Tax Claim, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and executing powers of attorney. Sellers and Buyer shall retain all books and records with respect to Tax matters pertinent to the Company and the U.K. Affiliate relating to any Tax Period beginning before the Closing Date until the expiration of the applicable statute of limitations of the respective Tax Periods or Tax matters and abide by all record retention agreements entered into with any Taxing Authority. Buyer and Sellers each agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated by this Agreement).

(b) In the event that a portion of the Company Employee Bonus Amount is repaid to Sellers in accordance with Section 7.04(c), Buyer and the Company shall cooperate with Sellers and the Sellers’ Representative to file amended Income Tax Returns of the Company for Pre-Closing Tax Periods as may be necessary. In the event any Taxing Authority disallows (i) any portion of the Company Employee Bonus Amount or (ii) the pre-closing accrual for the Employee Profit Sharing Plan as a deduction on an Income Tax Return for the Tax Period ending on the Closing Date, Buyer shall pay Sellers an amount equal to the incremental economic benefit, if any, attributable to the Income Tax savings realized by the Company on account of such amounts being deducted as compensation by the Company with respect to a Tax Period that ends after the Closing Date; in such event, Sellers’ Representative and Buyer shall work together in good faith to determine the amount payable to Sellers hereunder. If a final resolution is not obtained within thirty (30) days after good faith discussions between the parties begin, Buyer and Sellers’ Representative shall submit the issue or issues in dispute to a jointly retained accounting firm (which may be the same as or different from the Accountant) for resolution. The determination of such accounting firm shall be set forth in a written notice delivered to Buyer and Sellers’ Representative by such accounting firm and shall be final, binding and conclusive on the parties. Each Party shall bear its own attorney’s fees, costs and expenses relating to such dispute and all reasonable fees, costs and expenses invoiced by such accounting firm relating to such dispute shall be paid fifty percent (50%) by Sellers and fifty percent (50%) by Buyer.

Section 6.04. [Intentionally Deleted].

Section 6.05. Tax Indemnification.

(a) Except to the extent taken into account in the calculation of Final Closing Net Working Capital, Sellers hereby indemnify Buyer and its Affiliates against and agree to hold each of them harmless from any and all (i) Liability for Pre-Closing Taxes of the Company and the U.K. Affiliate; (ii) Liability for Taxes of Sellers or any of their Affiliates (other than the Company or the U.K. Affiliate), including Sellers’ share of Taxes referenced in Section 6.02(c); (iii) Losses (including lost Tax benefits resulting from an invalid Section 338(h)(10) Election) arising out of, resulting from, or incident to any breach by Sellers or any of their Affiliates (including the Company or the U.K. Affiliate prior to the Closing) of any covenant contained in this Article VI or Section 2.07; and (iv) Losses (including lost Tax benefits resulting from an invalid Section 338(h)(10) Election) arising out of, resulting from, or incident to any breach of any representation or warranty contained in Section 6.01 without regard to any qualification or exception contained in such representation or warranty relating to materiality, Material Adverse Effect, material adverse effect, Company Adverse Effect or any similar qualification, dollar threshold or standard applicable thereto, except to the extent such Losses are otherwise indemnified pursuant to the foregoing clauses (i) through (iii). For purposes of this Section 6.05(a), Taxes shall include the amount of Taxes that would have been payable but for the application of any credit, loss, deduction or relief attributable to a Post-Closing Tax Period. Notwithstanding the foregoing, Sellers’ indemnification obligations for Liability for Taxes related to a Post-Closing Tax Period resulting from breaches of representations and warranties made in Section 6.01 (other than the representations and warranties contained in Section 6.01(a)) shall be limited to Losses arising in Tax Periods ending on or prior to: (A) the Closing Date with respect to breaches of Section 6.01(b), (c), (d), (e) or (g), and (B) the later of (i) December 31, 2012 or (ii) twelve (12) months following the Closing Date, with respect to breaches of Section 6.01 not described in the preceding clause (A) (other than Section 6.01(a)).

(b) Buyer hereby indemnifies Sellers and their Affiliates against and agrees to hold each of them harmless from any and all (i) Liability for Taxes of the Company or the U.K. Affiliate for Post-Closing Tax Periods, except to the extent such Taxes are subject to indemnification by Sellers pursuant to Section 6.05(a); and (ii) Losses arising out of, resulting from or incident to any breach by Buyer and its Affiliates (including the Company after Closing) of any covenant contained in this Article VI; and (iii) Buyer’s share of Taxes referenced in Section 6.02(c).

(c) In the case of any Straddle Tax Period:

(i) Real, personal and intangible property Taxes and any other Taxes levied on a per diem basis (“Per Diem Taxes”) of any Person for a Pre-Closing Tax Period shall be equal to the amount of such Per Diem Taxes for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Tax Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Tax Period; and

(ii) Taxes of any Person (other than Per Diem Taxes) for any Pre-Closing Tax Period shall be computed as if such Tax Period ended as of the close of business on the Closing Date.

(iii) All determinations necessary to give effect to the allocation set forth in this Section 6.05(c) shall be made in a manner consistent with prior practice of the Company or the U.K. Affiliate, as applicable.

(d) If any Tax Claim shall be initiated, which, if successful, might result in an indemnity payment to a Person pursuant to this Section 6.05, the Indemnified Parties shall notify the Indemnifying Parties within fifteen (15) days of receipt of notice of such a Tax Claim; provided that the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the Indemnifying Parties have actually been prejudiced by such failure.

(e) With respect to any Tax Claim relating to a Tax Period ending on or prior to the Closing Date, Sellers shall control all proceedings and may make all decisions in connection with such Tax Claim (including selection of counsel) at its own expense. With respect to Tax Claims relating to Straddle Tax Periods, to the extent possible, Tax Liabilities will be distinguished and each Party shall control the defense and settlement of those Taxes for which it is so liable. To the extent a Tax Liability cannot be so attributed, the Party that has the greater potential Liability shall control the defense and settlement; provided that such Party defends the Tax issue as reported on the relevant Tax Return. Buyer shall control at its own expense all proceedings with respect to any Tax Claim relating to a Tax Period beginning after the Closing Date. A Party shall promptly notify the other Parties if it decides not to control the defense or settlement of any Tax Claim that it is entitled to control pursuant to this Agreement, and any other Party shall thereupon be permitted to defend and settle such Tax Claim at its own expense. Notwithstanding anything to the contrary in this Section 6.05(e), neither Buyer nor Sellers shall settle any Tax Claim without the other Party’s (with Sellers being considered one Party) prior written consent, which shall not be unreasonably withheld, conditioned or delayed, if the resolution of such Tax Claim reasonably could be expected to materially adversely affect the Tax Liability of such other Party or its Affiliates (including pursuant to such Party’s indemnification obligations under Section 6.05(a) or (b)).

Section 6.06. Survival of Tax Claims. Claims under Section 6.05 shall survive the Closing until thirty (30) days after the expiration of the statute of limitations (including extensions) applicable to the relevant Tax matter. No claim may be made or brought by any Party hereto after the expiration of the applicable survival period unless such claim has been asserted by written notice specifying the details supporting the claim on or prior to the expiration of the applicable survival period.

Section 6.07. Satisfaction of Claims. Claims made by Buyer or its Affiliates for indemnification under Section 6.05 shall be satisfied, in the sole discretion of Buyer, from funds held in (a) the Indemnity Escrow Account, (b) by payment of cash or other immediately available funds from Sellers (such obligations of payment shall be joint and several amongst them), or (c) by an offset to any Earn-Out Payment pursuant to Sections 9.04(b) and 9.04 (c).

ARTICLE VII

EMPLOYEE MATTERS

Section 7.01. Compensation and Benefits. Buyer agrees that from the Closing through November 30, 2012 (the “Relevant Period”), it shall provide (or cause its Subsidiaries to provide) each Company Employee with an annual base salary or hourly wage and cash incentive compensation opportunities that have a target value at least equal to his or her annual base salary and target incentive compensation opportunities in effect immediately prior to the Closing. In addition, Buyer agrees that during the Relevant Period, it shall provide (or cause its Subsidiaries to provide) Company Employees with benefits and perquisites that are, in the aggregate, substantially comparable to the Benefit Plans provided to such Company Employees immediately prior to the Closing; provided, however, that except as set forth in Schedule 7.01, Buyer shall not be obligated to provide any Company Employee with any post-retirement medical or life benefits. Buyer agrees that after the expiration of the Relevant Period, it shall provide (or cause its Subsidiaries to provide) Company Employees with compensation and benefits that are, in the aggregate, substantially comparable to the compensation and benefits provided to similarly situated employees of Buyer and its Subsidiaries. Without limiting the foregoing, Buyer agrees that it shall provide (or cause its Subsidiaries to provide) (i) each U.S. Company Employee listed in Schedule 7.04(a) for fiscal years 2011 and 2012 full participation in the Employee Profit Sharing Plan, (ii) each U.S. Company Employee listed in Schedule 7.04(b) for fiscal year 2012 full participation and for fiscal year 2011 partial participation (based on the number of days in such fiscal year following the Closing Date) in the Executive Profit Sharing Program, and (iii) each U.K. Company Employee for fiscal year 2012 full participation and for fiscal year 2011 partial participation (based on the number of days in such fiscal year following the Closing Date) in the Executive Profit Sharing Program or the U.K. Affiliate’s profit sharing program as in effect on the date hereof, as applicable, in each of clauses (i), (ii) and (iii) consistent with the past practices of the Company and the U.K. Affiliate prior to the Closing. Nothing in this Agreement shall require Buyer or any of its Subsidiaries to replicate any benefits arising under an occupational pension scheme, including any benefits which relate to old age, invalidity or survivors.

Section 7.02. Severance. Notwithstanding Section 7.01, for a period of twenty-four (24) months following the Closing, Buyer agrees to cause the Company and the U.K. Affiliate to provide severance to Company Employees according to the severance set forth in Schedule 7.02.

Section 7.03. Service Crediting for Buyer Plans. Buyer hereby agrees that, from and after the Closing Date, Buyer shall grant all Company Employees credit for any service with the Company or the U.K. Affiliate earned prior to the Closing Date for eligibility and vesting purposes (but not for eligibility for or benefit accruals under any defined benefit plan maintained by Buyer) and for purposes of vacation and sick day accrual under any benefit plan, program or arrangement established or maintained by or on behalf of Buyer on or after the Closing Date in which the Company Employees are eligible to participate (the “Buyer Plans”) to the same extent such service was recognized under a similar Benefit Plan, except, in each case, (a) to the extent that such treatment would result in duplicative benefits, or (b) under a Buyer Plan that is operated by a third party and does not permit the amendment of such Buyer Plan to credit such service. With respect to each Buyer Plan, Buyer or its Affiliate, as applicable, shall (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such Buyer Plan, and (ii) cause each Company Employee eligible to participate in the Buyer Plans to be given credit under such plans for all amounts paid by such Company Employee under any similar Benefit Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable Buyer Plan maintained by Buyer or its Affiliate, as applicable, for the plan year in which the Closing Date occurs.

Section 7.04. Distribution of Employee Compensation Bonus Amount.

(a) At the Closing, Sellers shall (i) cause the Company to irrevocably commit to pay through the Company’s next regular payroll process a portion of the Company Employee Bonus Amount (less required applicable withholdings for federal, state, local or employment taxes) to each U.S. Company Employee set forth in Schedule 7.04(a) set forth opposite such U.S. Company Employee’s name in Schedule 7.04(a); and (ii) cause the U.K. Affiliate to irrevocably commit to pay through the U.K. Affiliate’s next regular payroll process to U.K. Company Employees set forth in Schedule 7.04(a) the amount (less applicable withholding taxes) set forth opposite such U.K. Company Employee’s name in Schedule 7.04(a); provided, that with respect to any individual Company Employee listed on Schedule 7.04(a), such Company Employee is employed by the Company or the U.K. Affiliate, as applicable, on the Closing Date.

(b) At the Closing, Sellers shall cause the Company to irrevocably commit to pay through the Company’s next regular payroll process a portion of the Company Employee Bonus Amount (less required applicable withholdings for federal, state, local or employment taxes) to each U.S. Company Employee set forth in Schedule 7.04(b) set forth opposite such U.S. Company Employee’s name in Schedule 7.04(b); provided, that such U.S. Company Employee is employed by the Company on the Closing Date and; provided, further, that prior to the Closing, the Company shall have obtained an executed agreement, in the form mutually agreed upon by the Parties on or prior to the date of this Agreement, (each a “Bonus Agreement”) from each such U.S. Company Employee providing that one-half of the amount set forth opposite such U.S. Company Employee’s name in Schedule 7.04(b) shall be repaid to the Company in the event that such U.S. Company Employee is terminated for cause or voluntarily terminates his or her employment with Buyer or its Affiliates (including the Company) before the earlier to occur of (i) December 1, 2012 or (ii) the first anniversary of the Closing Date; provided however, that such repayment obligations may be waived by Sellers’ Representative in his sole discretion.

(c) Any portion of the Company Employee Bonus Amount repaid to the Company after the Closing pursuant to any Bonus Agreement shall be distributed to the Sellers’ Representative for distribution to Sellers identified as holders of the U.S. Shares on Exhibit A, in the proportions set forth on Exhibit A.

(d) The payments made pursuant to Sections 7.04(a) and 7.04(b) include the amount due to each Company Employee who participates in the Executive Profit Sharing Program through the Closing Date and shall reduce any amounts due to such Company Employees pursuant to the Executive Profit Share Program at year end.

(e) If a U.S. Company Employee fails to repay any amount owed pursuant to Section 7.04(b), the Company shall, to the extent permitted by Law, assign its rights to proceed against such U.S. Company Employee as is necessary to permit the Sellers to recover from the U.S. Company Employee the amount of such repayment; provided that the Company shall not be required to assign any right to proceed against such Company Employee if the Company determines in its reasonable discretion that such assignment would be materially detrimental to its reputation or future business prospects.

Section 7.05. Acknowledgement. Buyer and Sellers acknowledge and agree that nothing contained in this Article VII shall be construed to limit in any way the ability of Buyer or the U.K. Affiliate to terminate the employment of any Company Employee from and after the Effective Time.

Section 7.06. No Third-Party Beneficiaries. Nothing in this Article VII, express or implied, is intended to confer any rights, benefits, remedies, obligations or liabilities under this Agreement upon any Person (including any Company Employees or other current or former employees) other than the Parties to this Agreement and their respective successors and assigns to continued employment or any severance or other benefits from Sellers, the Company, the U.K. Affiliate, Buyer or any of their respective Affiliates. Nothing contained in this Article VII shall be construed as an amendment to any Benefit Plan. Subject to applicable Law, unless otherwise specifically provided in this Agreement, including this Article VII, no provision of this Agreement shall constitute a limitation on rights to amend, modify or terminate, either before or after the Closing, any such Benefit Plan.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.01. Conditions to Obligations of Buyer and Sellers. The obligations of Buyer and Sellers to consummate the transactions contemplated by this Agreement are subject to satisfaction of the following conditions, any one or more of which may be waived by all of the Parties:

(a) any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated and all required filings shall have been made and required approvals obtained pursuant to the HSR Act and the Regulatory Approvals listed in Schedule 8.01(a) shall have been obtained;

(b) no Law enacted, entered, promulgated, enforced or issued by any Governmental Authority shall be in effect preventing the consummation of the transactions contemplated by this Agreement, and there shall not be pending any claim, suit, action, investigation or Legal Proceeding brought by any Governmental Authority seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement (each, a “Closing Legal Impediment”); and

(c) immediately prior to or concurrent with the Closing, the closings under the Transaction Documents that contemplate closings shall have occurred; provided, however, this condition shall be deemed satisfied with respect to any Party (or in the case of Sellers, the parties to such Transaction Documents other than Buyer or its Affiliates) whose failure to comply with its obligations under any such Transaction Document has been the primary cause of, or has primarily resulted in, the failure of the parties to close any such Transaction Document.

Section 8.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement is also subject to the satisfaction of the following conditions, any one or more of which may be waived by Buyer:

(a) Sellers shall have performed in all material respects all of their material obligations and agreements hereunder required to be performed by them on or prior to the Closing;

(b) the representations and warranties of Sellers contained in Article III and Section 6.01 other than those representations and warranties of Sellers contained in Article III and Section 6.01 to the extent that such representations and warranties relate to the U.K. Affiliate, shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date (other than such representations and warranties that by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except those representations and warranties that are qualified by materiality, Company Adverse Effect or Material Adverse Effect, which shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date (other than such representations and warranties that by their terms address matters only as of another specified date, which shall be true and correct only as of such date).

(c) Buyer shall have received the Officer’s Certificate;

(d) each of the Consents set forth in Schedule 8.02(d) shall have been obtained in form and substance reasonably satisfactory to Buyer and shall be in full force and effect;

(e) Buyer shall have received the agreements and documents, each of which shall be in full force and effect, required to be delivered by Sellers pursuant to Section 2.03;

(f) The Lebanon Agreement, the Consulting Agreements, the Noncompetition Agreements and the Confidentiality Agreement shall be in full force and effect, shall not have been amended, supplemented or otherwise modified other than in accordance with Section 5.11; provided that this condition to the obligation of Buyer to consummate the transactions contemplated by this Agreement shall not be available to Buyer if Buyer’s failure to comply with its obligations under this Agreement, the Lebanon Agreement, the Consulting Agreements, the Noncompetition Agreements or the Confidentiality Agreement has been the primary cause of, or has primarily resulted in, any such agreement not being in full force and effect; and

(g) no change, event, effect, condition, circumstances, state of facts or development shall have occurred, arisen or become known since the date of this Agreement that results in, individually or in the aggregate, a Material Adverse Effect.

Section 8.03. Conditions to Obligation of Sellers. The obligation of Sellers to consummate the transactions contemplated by this Agreement is also subject to the satisfaction of the following conditions, any one or more of which may be waived by Sellers:

(a) Buyer shall have performed in all material respects all of its material obligations and agreements hereunder required to be performed by it at or prior to the Closing;

(b) the representations and warranties of Buyer contained in Article IV shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date (other than such representations and warranties that by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date (other than such representations and warranties that by their terms address matters only as of another specified date, which shall be true and correct only as of such date);

(c) Sellers shall have received the agreements and documents, each of which shall be in full force and effect, required to be delivered by Buyers pursuant to Section 2.03;

(d) The Lebanon Agreement, the Consulting Agreements, the Noncompetition Agreements and the Confidentiality Agreement shall be in full force and effect, shall not have been amended, supplemented or otherwise modified other than in accordance with Section 5.11; provided that this condition to the obligation of Sellers to consummate the transactions contemplated by this Agreement shall not be available to Sellers if any Sellers’ failure to comply with its obligations under this Agreement, the Lebanon Agreement, the Consulting Agreements, the Noncompetition Agreements or the Confidentiality Agreement has been the primary cause of, or has primarily resulted in, any such agreement not being in full force and effect; and

(e) Sellers shall have received a certificate in substantially the form attached hereto as Exhibit J, executed on behalf of Buyer by an officer of Buyer and containing representations and warranties of Buyer to the effect that the conditions in Sections 8.03(a) and 8.03(b) have been satisfied.

ARTICLE IX

INDEMNIFICATION

Section 9.01. Survival. Except for matters related to Taxes, which are addressed in Article VI, the representations and warranties of the Parties contained in this Agreement shall survive the Closing for a period of eighteen (18) months after the Closing Date; provided that the representations and warranties contained in Section 3.18 (Environmental Matters) shall survive for a period of six (6) years after the Closing Date; provided, further, that the Fundamental Representations and the representations and warranties contained in Section 4.01 (Corporate Existence and Power) and Section 4.02 (Authorization) shall survive indefinitely. Except for matters relating to Taxes, which are addressed in Article VI, all of the covenants contained in this Agreement that by their nature are required to be performed after the Closing shall survive the Closing until fully performed or fulfilled. Notwithstanding the preceding two sentences, any breach or inaccuracy of any covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding two sentences, if notice of the breach or inaccuracy thereof giving rise to such right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time.

Section 9.02. Indemnification.

(a) Except with respect to matters relating to Taxes, which are addressed in Article VI, and subject to the provisions of this Section 9.02, effective at and after the Closing, Sellers, jointly and severally, agree to indemnify Buyer and its Affiliates (excluding the U.K. Affiliate), equityholders, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Buyer Indemnitees”) against and agree to hold each of them harmless from any and all Losses incurred or suffered by any Buyer Indemnitee arising out of or relating to:

(i) any breach of any representation or warranty of Sellers in Article III or in any Cross-Indemnity Agreement; provided that Sellers’ obligations pursuant to this Section 9.02(a)(i) with respect to any breach of Section 3.19(b) due to a recall of any Products and Services shall be limited to only Losses arising out of or relating to those Products and Services subject to such recall sold prior to the Closing Date;

(ii) any breach of any covenant or agreement made or to be performed by Sellers, the Company, the U.K. Affiliate or their respective Affiliates pursuant to this Agreement or any Cross-Indemnity Agreement; or

(iii) the matters listed in Schedule 9.02(a)(iii).

provided that (A) with respect to indemnification by Sellers pursuant to Section 9.02(a)(i), Sellers shall not be liable for any breach of any representation or warranty of Sellers (x) attributable to a single course of conduct or related set of facts, events or circumstances unless the amount of Losses suffered associated with such breach exceeds One Hundred Thousand Dollars ($100,000) (the “Mini-Basket”); (y) unless the aggregate amount of Losses associated with all such breaches exceeds Three Million Dollars ($3,000,000) (the “Basket”), after which point Sellers will be obligated to indemnify the Buyer Indemnitees for all Losses, including those accrued in the Basket; and (B) in no event shall Sellers’ aggregate Liability arising out of or relating to Section 9.02(a)(i) exceed Seventy-Five Million Dollars ($75,000,000) (the “Cap”), provided, further, that in no event shall the Mini-Basket, the Basket or the Cap apply to any Losses arising out of the breach of any Fundamental Representation, which, in each case, the Buyer Indemnitees shall be entitled to recover in their entirety.

(b) Except with respect to matters relating to Taxes, which are addressed in Article VI, and subject to the provisions of this Section 9.02, effective at and after the Closing, Buyer agrees to indemnify Sellers and their respective Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Seller Indemnitees”) against and agrees to hold each of them harmless from any and all Losses incurred or suffered by any Seller Indemnitee arising out of or relating to:

(i) any breach of any representation or warranty of Buyer in this Agreement or any Cross-Indemnity Agreement; or

(ii) any breach of any covenant or agreement made or to be performed by Buyer or its Affiliates pursuant to this Agreement or any Cross-Indemnity Agreement;

provided that (A) with respect to indemnification by Buyer pursuant to Section 9.02(b)(i), Buyer shall not be liable for any breach of any representation or warranty of Buyer (x) attributable to a single course of conduct or related set of facts, events or circumstances unless the amount of Losses suffered associated with such breach exceeds the Mini-Basket; (y) unless the aggregate amount of Losses associated with all such breaches exceeds the Basket, after which point Buyer will be obligated to indemnify the Seller Indemnitees for all Losses, including those accrued in the Basket; and (B) in no event shall Buyer’s aggregate Liability arising out of or relating to Section 9.02(b)(i) exceed the Cap, provided, further, that in no event shall the Mini-Basket, Basket or the Cap apply to any Losses arising out of the breach of the representations and warranties contained in Section 4.01 (Corporate Existence and Power) and Section 4.02 (Authorization), which, in each case, the Seller Indemnitees shall be entitled to recover in their entirety.

(c) For purposes of Sections 9.02, a breach of any representation or warranty shall be determined without regard to any qualification or exception contained in such representation or warranty relating to materiality, Material Adverse Effect, material adverse effect, Company Adverse Effect or any similar qualification, dollar threshold or standard applicable thereto.

(d) All Losses relating to Taxes, which are addressed in Article VI, shall only be subject to indemnification under Section 6.05 (as such indemnification is qualified or limited by Sections 9.02(e), 9.02(g), 9.07, 9.08 and 9.09) and the indemnification procedures set forth in Article VI shall control any indemnities relating to Taxes.

(e) Regardless of whether any Party or any of their Affiliates or any of their respective Representatives had or should have had knowledge or notice of (i) the breach of, or inaccuracy in, any representation or warranty of the other Party, (ii) the failure of any condition for its benefit to be satisfied, or (iii) the breach of any covenant for its benefit (or, in the case of any of clause (i), (ii) or (iii), any facts or circumstances which would result in any such breach, inaccuracy or failure), for purposes of this Agreement, such Party or Parties shall not be deemed to have waived such breach or inaccuracy or condition or be limited or precluded in recovering any Losses related thereto.

(f) Notwithstanding any implication to the contrary contained in this Agreement, the limits on indemnification set forth in Sections 9.02(a) and 9.02(b) do not in any way limit the obligation of any Party to indemnify the other Party or Parties from and against any Losses arising from any breach of a covenant, even if such breach also constitutes a breach of a representation or warranty; provided that no Party may recover duplicate recoveries in respect of any single Loss.

(g) The Parties shall treat any payments made pursuant to Section 6.05 or this Section 9.02 as an adjustment to the Purchase Price for Income Tax purposes, unless a determination (within the meaning of Section 1313(a) of the Code (or any comparable provision of state, local or foreign Law)) requires such payment not to be treated as an adjustment to the Purchase Price for Income Tax purposes. In the event that adjustments to the Purchase Price are made pursuant to this Section 9.02, to the extent any such adjustment is not obviously allocated in its entirety to either the Company Purchase Price or the U.K. Affiliate Purchase Price, Buyer and the Sellers’ Representative shall cooperate and mutually agree on adjustment to the Allocation.

Section 9.03. Satisfaction of Claims. Claims made by a Buyer Indemnitee for indemnification under Section 9.02(a) shall be satisfied first from funds held in the Indemnity Escrow Account and then by payment of cash or other immediately available funds from Sellers (such obligations of payment shall be joint and several amongst them), or, at the sole discretion of Buyer, by an offset to any Earn-Out Payment pursuant to Sections 9.04(b) and 9.04 (c).

Section 9.04. Disbursement of Escrow Account; Buyer’s Offset Right.

(a) On the six (6) month anniversary of the Closing Date (or in the event such date is not a Business Day, the Business Day immediately following such date), the Escrow Agent shall release one-third (1/3) of the then existing Indemnification Escrow Amount to Sellers to be disbursed pursuant to the Escrow Agreement, less the amount of claims for indemnification properly asserted by Buyer Indemnitees which have not been paid, and any unreleased amount shall be retained by the Escrow Agent. On the twelve (12) month anniversary of the Closing Date (or in the event such date is not a Business Day, the Business Day immediately following such date), the Escrow Agent shall release one-half (1/2) of the then existing Indemnification Escrow Amount to Sellers to be disbursed pursuant to the Escrow Agreement, less the amount of claims for indemnification properly asserted by Buyer Indemnitees which have not been paid, and any unreleased amount shall be retained by the Escrow Agent. On the eighteen (18) month anniversary of the Closing Date (or in the event such date is not a Business Day, the Business Day immediately following such date), the Escrow Agent shall release the then remaining Indemnification Escrow Amount (and any interest earned thereon) to Sellers to be disbursed pursuant to the Escrow Agreement, less the amount of claims for indemnification properly asserted by Buyer Indemnitees which have not been paid, and any unreleased amount shall be retained by the Escrow Agent. The amount of the Indemnification Escrow Amount (and any interest earned thereon) so retained shall be released by the Escrow Agent (to the extent not utilized to pay Buyer Indemnitees for any such claims resolved in favor of Buyer Indemnitees) in accordance with the resolution of such claims to Sellers to be disbursed pursuant to the Escrow Agreement.

(b) Buyer shall have the right to deduct from and offset against any Earn-Out Payment, the amount of any Losses in respect of which it is agreed by the Parties in writing, or otherwise finally determined pursuant to the terms of this Agreement, that any Buyer Indemnitee is entitled to indemnification hereunder, including pursuant to Article VI and Section 9.02, and for which such Buyer Indemnitee has not already received an indemnification payment under this Article IX.

(c) Notwithstanding anything expressed or implied in this Article IX to the contrary, in the event that a Buyer Indemnitee has (i) delivered to Sellers an indemnification claim pursuant to Section 9.04 and (ii) such indemnification claim has not been fully and finally agreed to or resolved pursuant to this Agreement, including, as applicable, payment in full of any amounts in respect thereof to the Buyer Indemnitee (each, an “Unresolved Claim”), then with respect to the aggregate amount of any Losses claimed by any Buyer Indemnitee under an Unresolved Claim which is in excess of the amount then in the Indemnity Escrow Account (the “Unresolved Claim Amount”), the Parties agree that, with respect to any Unresolved Claim Amount that exists prior to the payment of any Earn-Out Payment, Buyer shall be entitled to holdback from the amount of such Earn-Out Payment otherwise payable hereunder the full amount of such Unresolved Claim Amount. Upon final agreement by the Parties or other final determination hereunder of any Unresolved Claim, (A) Buyer shall be entitled to retain for its own account, and deduct from and off-set against the Earn-Out Payment, any amount of such Unresolved Claim that is finally agreed or determined to be payable to any Buyer Indemnitee, or (B) Buyer shall, within five (5) Business Days of such final agreement or determination, pay to the Sellers’ Representative, on behalf of Sellers identified as owners of the U.S. Shares on Exhibit A, any amount of such Unresolved Claim for which such right of setoff was determined to be not justified.

Section 9.05. Indemnification Procedures.

(a) The Party seeking indemnification under this Article IX (the “Indemnified Party”) agrees to give prompt notice to any Party against whom indemnity is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any Legal Proceeding in respect of which indemnity may be sought pursuant to this Article IX and shall provide the Indemnifying Party such information with respect thereto that the Indemnifying Party may reasonably request. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure shall have actually prejudiced the Indemnifying Party.

(b) The Indemnifying Party shall be entitled to participate in the defense of any claim in respect of which indemnity may be sought under Section 9.02 which is asserted by any third party (“Third-Party Claim”) and, subject to the limitations set forth in this Section 9.05, shall be entitled to control and appoint lead counsel (subject to the written approval of the Indemnified Party which shall not be unreasonably withheld, conditioned or delayed) for such defense or resolution, in each case at the Indemnifying Party’s expense. The Indemnifying Party shall not have any indemnification obligation with respect to any Third-Party Claim settled without the prior written consent of the Indemnifying Party.

(c) The Indemnifying Party shall notify the Indemnified Party within thirty (30) Business Days after having received notice from the Indemnified Party of the Third-Party Claim with respect to whether or not it is exercising its right to defend the Indemnified Party against the Third-Party Claim. If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to this Section 9.02(b) within thirty (30) Business Days after receipt of any notice of such Third-Party Claim, then the Indemnified Party shall defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder and subject to the limitations contained in this Section 9.05(c)) in regard to the Third-Party Claim with counsel selected by the Indemnified Party, in all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party. If the Indemnifying Party assumes the control of the defense of any Third-Party Claim, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed, before entering into any settlement or other resolution of such Third-Party Claim or before conducting any activity that would reasonably be expected to have an adverse impact on the Indemnified Party if (A) the settlement does not release the Indemnified Party from all liabilities and obligations with respect to such Third-Party Claim, (B) the settlement imposes injunctive or other equitable relief against the Indemnified Party or (C) the settlement requires admission of error, or admission of responsibility, and (ii) the Indemnified Party shall be entitled to participate in the defense of such Third-Party Claim and to employ separate counsel of its choice for such purpose. The fees and expenses of such separate counsel employed by the Indemnified Party pursuant to the preceding sentence shall be paid by the Indemnified Party; provided that, if the Indemnified Party reasonably determines, after consultation with its counsel, that there is a conflict of interest (including one or more legal defenses or counterclaims available to it which are different from or additional to those available to the Indemnifying Party) that makes it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, the reasonable fees and expenses of such separate counsel shall be paid by the Indemnifying Party; provided, further, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one lead counsel for all Indemnified Parties and the reasonable fees and expenses of any local counsel necessary for such lead counsel to secure admission to appear before the relevant adjudicative forum. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third-Party Claim (and shall be liable for the reasonable fees and expenses of one counsel incurred by the Indemnified Party in defending such Third-Party Claim) if (A) the Third-Party Claim seeks an order, injunction or other equitable relief or other relief for other than money damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages, provided that if such equitable relief or other relief portion of the Third-Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume defense of the portion relating to money damages, and shall be liable for the reasonable fees and expenses of counsel incurred by the Indemnified Party in defending the balance of such Third-Party Claim, or (B) the potential Losses under the Third-Party Claim would reasonably and in good faith be expected to exceed, (x) the applicable Cap minus the aggregate amount of all Losses that are subject to such Cap paid or subject to an outstanding claim for indemnification, from time to time, by the Indemnifying Parties to all the Indemnified Parties (y) times two (2) under this Article IX; provided, however, that to the extent the Parties are not in agreement with respect to the calculation of such potential Losses, the Indemnifying Party shall have the right to assume the defense of the Third-Party Claim in accordance herewith until the Parties have agreed or a final non-appealable judgment has been entered into, with respect to the determination of the potential damages; provided, further, that prior to such determination the Indemnified Party shall be entitled to participate in the defense of such Third-Party Claim and to employ separate counsel of its choice for such purpose, and such separate counsel fees shall be paid by the Indemnifying Party.

(d) Each Party shall cooperate, and cause its Affiliates to cooperate, in the defense or prosecution of any Third-Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith, provided that no Party shall have an obligation to cooperate, make available personnel or disclose any documents or other information (i) that such Party reasonably believes may, after undertaking commercially reasonable efforts to provide such documents and information in a manner which would protect such privilege or protections (including entering into customary joint defense arrangements), adversely affect the attorney-client privilege or work product protections related to such document or other information, or (ii) if Sellers or any of their Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in a litigation and such assistance, testimony, documents or other information is reasonably pertinent thereto; provided that this clause (d) shall not limit in any respect any rights a Party may have with respect to discovery or the production of documents or other information in connection with any such litigation.

(e) Notwithstanding anything to the contrary in this Agreement, this Section 9.05 shall not apply to Tax Claims, which shall be governed exclusively by Section 6.05.

Section 9.06. [Intentionally Deleted].

Section 9.07. Calculation of Losses. Notwithstanding anything to the contrary in this Agreement:

(a) No Buyer Indemnitee shall be entitled to indemnification under Article VI or this Article IX to the extent a Liability or reserve relating to the matter giving rise to such Losses has been included in the calculation of Final Closing Net Working Capital.

(b) The amount of any Loss for which an Indemnified Party claims indemnification under this Agreement (i) shall be reduced (but not below zero) by the amount, if any, of the net reduction in Taxes actually paid by Buyer or its Affiliates with respect to such Loss, (ii) shall be reduced by the amount of any payment actually received by such Indemnified Party with respect to such Loss from a third-party insurer or other third party (net of costs or expenses of recovery and applicable premiums and self-insured retentions); provided that receipt of such proceeds, benefits or recoveries shall not be a predicate to indemnification for such Loss or require the Indemnified Party to use anything other than commercially reasonable efforts to collect any amounts available under such insurance coverage, and (iii) shall not include any special, punitive or exemplary damages, except to the extent the Indemnified Party has become liable to a third party for such Losses due to a Third-Party Claim. In addition, if, at any time following the payment of an indemnification obligation to an Indemnified Party with respect to a Loss under this Agreement, the Indemnified Party actually realizes any net reduction in Taxes or receives any payment by an insurance carrier or other third party with respect to such Loss not previously effected as a reduction payment to clauses (i) or (ii) of this Section 9.07(b), then the value of any such amount recovered by the Indemnified Party up to the amount of such indemnification payment hereunder, but net of any costs or expenses of recovery, shall promptly be repaid by such Indemnified Party to the Indemnifying Party; provided, however, that the Basket shall not be deemed exceeded if such recovery by the Indemnified Party causes the aggregate amount of Losses subject to the Basket to fall below the amount of the Basket; provided, further, that such Indemnified Party shall not make such repayment to the extent the applicable Cap has been exceeded. An Indemnified Party shall use commercially reasonable efforts to pursue all legal rights and remedies available in order to mitigate Losses for which indemnification is provided to it under this Agreement. Without limiting the foregoing, each Indemnified Party shall use commercially reasonable efforts to pursue, and to cause its Affiliates to pursue, all reductions in Taxes and insurance or other third-party recoveries to which it may be entitled in connection with any Loss it incurs, and the Parties shall cooperate with each other in pursuing insurance and other third-party claims with respect to any such Losses.

(c) In the event an Indemnified Party shall recover Losses in respect of a claim of indemnification under Article VI or this Article IX, no other Indemnified Party shall be entitled to recover the same Losses in respect of a claim for indemnification.

Section 9.08. Assignment of Claims. If an Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to Section 9.02 or Article VI and the Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall, to the extent permitted by Law and any pertinent Contract, assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment; provided that the Indemnified Party shall not be required to assign any right to proceed against a Potential Contributor if the Indemnified Party determines in its reasonable discretion that such assignment would be materially detrimental to its reputation or future business prospects.

Section 9.09. Exclusivity. From and after the Closing, absent fraud, the rights of the parties to indemnification under Article VI or this Article IX shall be the exclusive remedies of the Parties subsequent to the Closing Date with respect to the recovery of any money damages any Buyer Indemnitee or Seller Indemnitee may incur arising from or relating to this Agreement or the transactions contemplated hereby (it being understood that nothing in this Section 9.09 or elsewhere in this Agreement shall limit the Parties’ rights to specific performance or injunctive relief).

ARTICLE X

TERMINATION

Section 10.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of the Sellers’ Representative and Buyer;

(b) by either Buyer or Sellers if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction (other than a temporary restraining order) or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided that this right of termination shall not be available to any Party (Sellers shall be collectively deemed one Party) whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, such order, decree, ruling, injunction or other action;

(c) by either Buyer or Sellers if any of the conditions set forth in Sections 8.01, 8.02 and 8.03 of this Agreement, as applicable, have not been satisfied or waived within one hundred and twenty (120) days after the date of this Agreement (the “Initial Outside Date” and, as the same may be extended in accordance with this Section 10.01(c), the “Outside Date”); provided that, if on the Initial Outside Date all of the conditions set forth in Sections 8.01, 8.02 and 8.03 have been satisfied or waived, other than the conditions (i) with respect to actions the Parties are required to take at the Closing itself as provided herein and (ii) set forth in Sections 8.01(a) or 8.02(b) (but solely in the case of Section 8.01(b) with respect to Closing Legal Impediments arising with respect to the HSR Act), then either Sellers or Buyer may elect to extend the Initial Outside Date for a further one hundred twenty (120) days by providing written notice thereof to Buyer on or prior to the Initial Outside Date; provided, further, that this right of termination shall not be available to any Party (Sellers shall be collectively deemed one Party) whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, the failure of the conditions provided in Sections 8.01, 8.02 or 8.03, as applicable, to be satisfied before such date;

(d) by Buyer, upon written notice to the Sellers’ Representative, if there has occurred a Material Adverse Effect;

(e) by Buyer, if Sellers shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Seller shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) or 8.02(b) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured not later than the later to occur of (i) the Initial Outside Date or (ii) the date sixty (60) days following receipt by the Sellers’ Representative of written notice of such breach from Buyer; and

(f) by Sellers, if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Buyer shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) or 8.03(b) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured not later than the later to occur of (i) the Initial Outside Date or (ii) the date sixty (60) days following receipt by Buyer of written notice of such breach from the Sellers’ Representative.

Section 10.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and there shall be no further liability or obligations hereunder on the part of any Party or their respective Affiliates except for the obligations of the Parties pursuant to this Section 10.02, Section 5.05, Section 5.06 Article XI and Article XII; provided, however, that nothing herein shall relieve any Party from liability for any breach of this Agreement occurring prior to the time of such termination.

ARTICLE XI

SELLERS’ REPRESENTATIVE

Section 11.01. Appointment of the Sellers’ Representative. The Sellers’ Representative is hereby irrevocably and unconditionally appointed as the true and lawful attorney-in-fact of each of the Sellers, to act as such Sellers’ representative in connection with the execution, delivery and performance of the Transaction Documents and, as such, to act, as such Sellers’ agent (with full power of substitution).

Section 11.02. Authority. Sellers hereby grant the Sellers’ Representative with power and authority in connection with the Transaction Documents: (a) to execute and deliver, on behalf of Sellers, and to accept delivery of, on behalf of Sellers, such documents as the Sellers’ Representative determines, in his or her sole discretion, to be appropriate to consummate the Transaction Documents; (b) to do each and every act, implement any decision and exercise any and all rights that Sellers are permitted or required to do or exercise under the Transaction Documents; (c) to (i) negotiate and compromise, on behalf and in consultation with Sellers, or any of them, any dispute that may arise under, and to exercise or refrain from exercising any remedies available under, the Transaction Documents and (ii) execute, on behalf of Sellers, or any of them, any settlement agreement, release or other document with respect to such dispute or remedy; (d) to enforce, on behalf of Sellers, or any of them, any claim against Buyer arising under the Transaction Documents; (e) to engage attorneys, accountants and agents at the expense of Sellers in connection with the Sellers’ Representative discharge of its obligations under and in connection with the Transaction Documents; (f) to give such instructions and to take such action or refrain from taking such action, on behalf of Sellers, or any of them, as the Sellers’ Representative deems, in his or her sole discretion, necessary or appropriate to carry out the provisions of the Transaction Documents; (g) to communicate to, and receive all communications and notices from Buyer and its Affiliates and Representatives; (h) to execute and deliver on behalf of Sellers, or any of them, any amendment or waiver hereto; (i) to authorize delivery to the Buyer Indemnitees of any funds and property in Sellers’ possession in satisfaction of claims by the Buyer Indemnitees or to object to such deliveries; and (j) to make, execute, acknowledge and deliver all such other agreements, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all actions that the Sellers’ Representative, in its sole discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by the Transaction Documents.

Section 11.03. Reliance.

(a) Buyer shall be entitled to conclusively rely on instructions, notices, writings, decisions and acts of the Sellers’ Representative required or permitted to be taken by the Sellers’ Representative hereunder, and Buyer is hereby released and relieved from any liability to any Person for any acts done by Buyer in accordance with any instructions, notices, writings, decisions or acts of the Sellers’ Representative required or permitted to be taken by the Sellers’ Representative hereunder. Upon receipt of any writing that reasonably appears to have been signed by the Sellers’ Representative, Buyer may act upon the same without any further duty of inquiry as to the genuineness of the writing.

(b) The Sellers’ Representative shall be entitled to conclusively rely, and shall be fully protected in relying, upon any statements furnished to it by any Seller or Buyer, and the Sellers’ Representative shall be entitled to act on the advice of counsel selected by him or her. The Sellers’ Representative shall be fully justified in failing or refusing to take any action under the Transaction Documents unless he or she shall have received such advice or concurrence of such of Sellers as he or she deems appropriate or he or she shall have been expressly indemnified to his or her satisfaction by Sellers against any and all liability and expense that the Sellers’ Representative may incur by reason of taking or continuing to take any such action.

Section 11.04. Indemnification of the Sellers’ Representative. Each Seller hereby agrees to (a) indemnify the Sellers’ Representative (in his or her capacity as such) against and to hold the Sellers’ Representative (in his or her capacity as such) harmless from, any and all Losses that may at any time be imposed upon, incurred by or asserted against the Sellers’ Representative in such capacity in any way relating to or arising out of his or her action or failure to take action pursuant to this Agreement or in connection herewith in such capacity, and (b) pay the Sellers’ Representative for all costs and expenses incurred on behalf of such Seller, promptly upon demand by the Sellers’ Representative and on an as-incurred basis, on a pro rata basis as applicable. The agreements in this Article XI shall survive termination of the Transaction Documents.

ARTICLE XII

MISCELLANEOUS

Section 12.01. Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including facsimile transmission) and shall be given, as follows:

(a) if to Sellers’ Representative, to:

William L. Vallett, Jr.

300 Maddox Simpson Parkway

Lebanon, TN 37097

Facsimile: 615-882-2968

with copy to:

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

Attn:   Howard H. Lamar III

           Scott W. Bell

Facsimile: 615-742-2709

(b) if to Buyer, to:

A. O. Smith Corporation

11270 West Park Place

Milwaukee, Wisconsin 53224

Attn:    Paul W. Jones, Chairman and Chief Executive Officer

            James F. Stern, Executive Vice President and General Counsel

Facsimile: 414-359-4143

with copy to:

Latham & Watkins LLP

233 South Wacker Drive, Suite 5800

Chicago, Illinois 60606

Attn:    Mark D. Gerstein

            Zachary A. Judd

Facsimile: 312-993-9767

Section 12.02. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided in Section 9.09, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 12.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

Section 12.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party hereto; provided, further, that Buyer may assign this Agreement and any and all rights or obligations hereunder, in whole or from time to time in part, to any wholly owned Subsidiary of Buyer at any time. Any such assignor shall remain jointly and severally liable for its obligations and the obligations of its permitted assignee. Upon such permitted assignment, the references in this Agreement to Buyer shall also apply to any such assignee unless the context requires otherwise.

Section 12.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing law other than the law of the State of Delaware.

Section 12.06. Jurisdiction. The Parties expressly agree that any Legal Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought only in a United States District Court located in the State of Delaware or any Delaware State court, so long as one of such courts shall have subject matter jurisdiction over such Legal Proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Legal Proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Legal Proceeding in any such court or that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Legal Proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 12.01 shall be deemed effective service of process on such Party.

Section 12.07. Waiver of Trial by Jury. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.08. Mutual Drafting. The Parties are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the Parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, including the other Transaction Documents, and therefore waive their effects.

Section 12.09. Counterparts; Effectiveness. This Agreement may be signed by digital facsimile and in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Party. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.10. Entire Agreement. The Transaction Documents embody the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof and thereof.

Section 12.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.12. Disclosure Schedule. The Parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedule that is not required by this Agreement to be so included is solely for the convenience of Buyer; (b) the disclosure by Seller of any matter in the Disclosure Schedule shall not be deemed to constitute an acknowledgement by Sellers that the matter is required to be disclosed by the terms of this Agreement, is material, has resulted in a Company Adverse Effect or Material Adverse Effect or is outside the Ordinary Course of Business; (c) if any section of the Disclosure Schedule lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedule or the statements contained in any Section of Article III reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedule or Article III hereof; (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only; and (e) the Disclosure Schedule and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of Sellers except as and to the extent provided in this Agreement.

Section 12.13. Specific Performance. The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other remedies at law would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by any Party of any of its covenants or obligations set forth in this Agreement, the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations under this Agreement, in addition to any other remedy that may be available at law or in equity. The Parties agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Parties under this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed, or have caused this Agreement to be duly executed by their respective authorized officers, as of the day and year first above written.

BUYER:

By:	/s/ Ajita Rajendra
	Name:	Ajita Rajendra
	Title:	Executive Vice President

[Signature Page to Stock Purchase Agreement]

SELLERS’ REPRESENTATIVE:

/s/ William L. Vallett, Jr.
William L. Vallett, Jr.

SELLERS:

/s/ William L. Vallett, Jr.	/s/ William L. Vallett, Jr.
William L. Vallett, Jr.	William L. Vallett, Jr., Trustee of the Lindsey
M. Vallett Trust u/a/d 08-29-2008

/s/ Jeffrey W. Vallett
Jeffrey W. Vallett	/s/ William L. Vallett, Jr.
William L. Vallett, Jr., Trustee of the Melissa K.
Vallett Trust u/a/d 08-29-2008
/s/ Thomas A. Vallett
Thomas A. Vallett	/s/ William L. Vallett, Jr.
William L. Vallett, Jr., Trustee of the Morgan B.
/s/ Thomas A. Vallett	Vallett Trust u/a/d 08-29-2008
Thomas A. Vallett, Trustee of the William L.
Vallett, Jr. Family 2011 Grantor Retained
Annuity Trust	/s/ Jane Elizabeth Vallett.
Jane Elizabeth Vallett, Trustee of the Elizabeth
Kay Vallett Trust u/a/d 08-29-2008

/s/ William L. Vallett, Jr.
William L. Vallett, Jr., Trustee of Jeffrey W.
Vallett Family 2011 Grantor Retained Annuity	/s/ Jane Elizabeth Vallett.
Trust	Jane Elizabeth Vallett, Trustee of the Sara Jane
Vallett Trust u/a/d 08-29-2008

/s/ Jeffrey W. Vallett
Jeffrey W. Vallett, Trustee of the Thomas A.	/s/ Jane Elizabeth Vallett.
Vallett Family 2011 Grantor Retained Annuity	Jane Elizabeth Vallett, Trustee of the Paul
Trust	Thomas Vallett Trust u/a/d 08-29-2008

/s/ William L. Vallett, Jr.	/s/ Anita J. Vallett
William L. Vallett, Jr., Trustee of the Jeffrey W.	Anita J. Vallett, Trustee of the Alexandra Mai
Vallett, II Trust u/a/d 08-29-2008	Vallett Trust u/a/d 08-29-2008

/s/ William L. Vallett, Jr.	/s/ Anita J. Vallett
William L. Vallett, Jr., Trustee of the Kimberly	Anita J. Vallett, Trustee of the William Lincoln
N. Vallett Trust u/a/d 08-29-2008	Vallett, III Trust u/a/d 08-29-2008

[Signature Page to Stock Purchase Agreement]

ANNEX A

DEFINITIONS; CROSS REFERENCES

Definitions. The following terms have the following meanings for all purposes of the Agreement:

“Accounting Policies” means the accounting policies, principles, practices and methodologies set forth in Exhibit K, which have been used in the preparation of the Financial Statements, the Balance Sheet and the Sample Closing Statement and will be used in the preparation of the Initial Closing Statement, Buyer Closing Statement, Final Closing Statement and the Earn-Out Payment.

“Accrued Compensation Expense” means an amount equal to the sum of (i) accruals for payments to be made to U.S. Company Employees under the Employee Profit Sharing Plan for the portion of fiscal year 2011 based on actual results up to and through the Effective Time and (ii) the Company’s share of employment Taxes on the total amount of the accrual in clause (i).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Person’s indication of interest in, (a) the sale, license, disposition or acquisition of all or a material portion of the business or assets of the Company, the U.K. Affiliate or the Property Affiliates (other than sales of inventory in the Ordinary Course of Business), (b) the issuance, disposition or acquisition of (i) any capital stock or other equity security of the Company, the U.K. Affiliate or the Property Affiliates, (ii) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any capital stock or other equity security of the Company, the U.K. Affiliate or the Property Affiliates, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company, the U.K. Affiliate or the Property Affiliates, or (c) any merger, consolidation, business combination, reorganization or similar transaction involving the Company, the U.K. Affiliate or the Property Affiliates.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Available Software” means commercial Software generally available to the public and licensed pursuant to shrink-wrap, click-wrap and other off-the-shelf agreements or website terms of use.

“Balance Sheets” means the unaudited balance sheet (a) of the Company as of May 31, 2011 and (b) and of the U.K. Affiliate as of April 30, 2011.

Annex A–1

“Bargaining Agreement” means each agreement or labor contract entered into with a union, labor organization or works council governing the terms and conditions of employment of any Company Employee.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Nashville, Tennessee, United States of America, are authorized or required by Law to close.

“Change of Control” means, with respect to Buyer, (a) the liquidation of Buyer or sale of all or substantially all of Buyer’s assets, in one transaction or series of related transactions, (b) the acquisition (in one or more transactions) by any Person or Persons acting together or constituting a “group” under Section 13(d) of the Exchange Act, together with any Affiliates thereof (other than equity holders of such Person as of the date of this Agreement and their respective Affiliates) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) or control, directly or indirectly, of at least a majority of the total voting power of all classes of securities entitled to vote generally in the election of the board of directors of Buyer, but excluding such transactions resulting in the Smith Family having more than 50% of the voting power of Buyer and (c) any merger or consolidation of Buyer with another entity, other than a merger or consolidation that would result in the voting securities of Buyer outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity in such merger or consolidation) more than 50% of the combined voting power of all classes of securities of the surviving entity entitled to vote generally in the election of its board of directors immediately after such merger or consolidation. For the avoidance of doubt, the loss of voting power control over Buyer due to a conversion of the Class A common stock of Buyer or such securities becoming entitled to only one vote per share by the Smith Family shall not constitute a Change of Control.

“Closing” means the consummation of the purchase and sale of the Shares as provided in Section 2.03.

“Closing Indebtedness” means Indebtedness of the Company and the U.K. Affiliate as of the Effective Time.

“Closing Indebtedness Adjustment Amount” means the positive or negative number resulting from the difference between the Closing Indebtedness as finally determined in accordance with Section 2.04 and the aggregate of all Indebtedness paid in accordance with Section 2.03.

“Closing Net Working Capital” means the Net Working Capital as of the Effective Time.

“COBRA” means the provisions of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and all regulations thereunder, respectively.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Liens” means those agreements identified on Schedule 1.01(a).

Annex A–2

“Company Adverse Effect” means any Effect that has materially impaired or would be reasonably expected to materially impair business, properties, assets, condition (financial or otherwise), liabilities or results of operations of the Company and the U.K. Affiliate, taken as a whole, or has resulted in or would be reasonably expected to result in Losses in excess of Five Hundred Thousand Dollars ($500,000.00) solely for the purposes of Section 8.02(b), and One Hundred Thousand Dollars ($100,000.00) for all other purposes under this Agreement, or the imposition of a Criminal Penalty.

“Company Debt” means (a) all Closing Indebtedness of the Company and the U.K. Affiliate under any and all outstanding notes payable, related Party debt and bank debt whether in the form of term debt or revolving lines of credit, as set forth in Schedule 1.01(b) and (b) all guarantees, letters of credit, bonds, sureties and other credit support or assurances provided by Sellers or any of its Affiliates in support of any obligation of the Company and the U.K. Affiliate that are listed in Schedule 1.01(b).

“Company Employee” means the U.S. Company Employees and the U.K. Company Employees; provided that the Company Principals shall be deemed not to be “Company Employees” for all purposes under Article VII.

“Company Employee Bonus Amount” means an amount equal to the sum of (i) the amount payable to U.S. Company Employees pursuant to Section 7.04 as set forth on Schedules 7.04(a) and 7.04(b), and (ii) the Company’s share of employment Taxes on the total amount of the payments made to U.S. Company Employees pursuant to Section 7.04.

“Company Entities” means the Company, the U.K. Affiliate and their respective predecessors.

“Company Principals” means William L. Vallett, Jr., Thomas A. Vallett and Jeffrey W. Vallett.

“Consent” means any approval, certificate, clearance, consent, license, permit, qualification, waiver or other authorization (including any Governmental Authorization).

“Consulting Agreements” means those certain transition and consulting agreements dated as of the date of this Agreement by and between Buyer and each of the Company Principals.

“Contract” means any contract, agreement, lease, sublease, license, sublicense, sales order, purchase order, instrument or other commitment, whether written or oral, that is binding on any Person or any part of its property under Law.

“Criminal Penalty” means any criminal sentence, penalty or fine or similar Liability imposed upon any Person for such Person’s actions, omissions or violations.

“Cross-Indemnity Agreements” means the Confidentiality Agreement, the Lebanon Agreement, the Noncompetition Agreements, the Letter Agreement and the General Releases.

“Current Product Offering” means those current product offerings of the Company as identified through a family of products or by the two digit product codes currently in use by the

Annex A–3

Company (e.g. AA - Residential Water Heaters - 6 Yr. Gas 30-40-50); provided that a single product offering shall include similar products that are distinguishable only by minor variations in features, color, capacity or similar characteristics.

“Data Room” means the electronic datasite operated by Merrill Corporation on behalf of the Company in connection with the transactions contemplated herein.

“Disclosure Schedule” means the disclosure schedules delivered by Sellers to Buyer concurrently with the execution and delivery of this Agreement.

“Earn-Out Period” means from December 1, 2011 to and including November 30, 2012.

“EBITDA” means the net income of the Company calculated in accordance with GAAP, plus income taxes, depreciation, amortization and interest expense, and minus interest income, all of which to the extent deducted, or to the extent added in the case of interest income, in the same amounts used in the corresponding calculation of net income.

“Effect” means any change, event, transaction, action, omission, effect, condition, circumstance, state of facts or development.

“Employee Profit Sharing Plan” means the Company’s profit sharing plan in effect for Company Employees immediately prior to the Effective Date.

“Environmental Claims” means all accusations, allegations, notices of violation, liens, claims, demands, suits, or causes of action for any damage, including personal injury or property damage, arising out of or related to Environmental Conditions or pursuant to applicable Environmental Laws.

“Environmental Conditions” means the presence of Hazardous Substances in the environment (including natural resources, soil, surface water, ground water, any present or potential drinking water supply, subsurface strata or ambient air) relating to or arising out of the Company, the U.K. Affiliate, the Facilities and the Historical Real Property.

“Environmental Laws” means all applicable federal, state, and local laws, and all rules or regulations promulgated thereunder, relating to pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants, or other natural resources), or protection of the health and safety of persons from exposures to Hazardous Substances in the environment, including (a) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, (b) the Toxic Substances Control Act, (c) the Hazardous Materials Transportation Act, (d) the Resources Conservation and Recovery Act, (e) the Clean Water Act, (f) the Safe Drinking Water Act, (g) the Clean Air Act, (h) the Occupational Safety and Health Act, (i) the Federal Insecticide, Fungicide, Rodenticide Act, (j) the Atomic Energy Act, and (k) the Emergency Planning and Community Right-to-Know Act.

“ERISA Affiliate” shall mean a trade or business, whether or not incorporated, which is deemed to be in common control or affiliated with the Company or the U.K. Affiliate within the meaning of Section 4001 of ERISA or Sections 414(b), (c), (m), or (o) of the Code.

Annex A–4

“Escrow Agent” means REGIONS, an Alabama banking corporation.

“Executive Profit Sharing Program” means the Company’s profit sharing plan in effect for Special Bonus Employees immediately prior to the Closing Date.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Excise Tax” means the Tennessee Excise Tax pursuant to Tennessee Code Annotated Section 67-4-201 et seq. owed by the Company by reason of the Section 338(h)(10) Election.

“Facilities” means all facilities (including the plants and operations) leased by the Company or the U.K. Affiliate from any Person, including those facilities in Lebanon, Tennessee, Plymouth, Michigan and Banbury, Oxfordshire, United Kingdom.

“Final Cash Consideration” means an amount in cash equal to (a) the Base Consideration, plus (b) the Final Working Capital Adjustment Amount, minus (c) the Indemnification Escrow Amount, minus (d) the Working Capital Adjustment Escrow Amount, minus (e) the Company Employee Bonus Amount, minus (f) the Accrued Compensation Expense, plus (g) the Unpaid Company Employee Bonus Amount, minus (h) the U.K. Affiliate Purchase Price, and plus (i) the Closing Indebtedness Adjustment Amount.

“Final Closing Net Working Capital” means Closing Net Working Capital as finally determined in accordance with Section 2.04.

“Final Working Capital Adjustment Amount” means the positive or negative number resulting from the difference between the Final Closing Net Working Capital and the Target Closing Net Working Capital.

“Fundamental Representations” means the representations and warranties of Sellers contained in Section 3.01 (The Shares), Section 3.02 (Authorization), Section 3.03 (Corporate Existence and Power), Section 3.06 (Subsidiaries), Section 3.13(b) (Title to Real Property), Section 3.13(i) (Title to Personal Property) and Section 3.23 (Indebtedness).

“GAAP” means generally accepted accounting principles in the United States, applied on a consistent basis.

“Governmental Authority” means any transnational, United States or foreign federal, state or local, governmental authority, department, court, agency or official, including any political subdivision thereof.

“Governmental Authorization” means any Consent issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Hazardous Substances” means all pollutants, contaminants, chemicals, wastes, and any other infectious, carcinogenic, ignitable, corrosive, reactive, toxic or otherwise hazardous substances or materials (whether solids, liquids or gasses) subject to regulation, control or remediation under applicable Environmental Laws.

Annex A–5

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any Tax that is, in whole or in part, based on or measured by net income, profits or gains, and any similar Tax.

“Income Tax Return” means any Tax Return relating to an Income Tax.

“Indebtedness” means (a) all obligations for borrowed money or advances, (b) all obligations evidenced by notes, bonds, debentures or other instruments, (c) all obligations for the deferred purchase price of property or services (other than current liabilities incurred in the Ordinary Course of Business), (d) all commitments by which a Person assures a creditor against loss (including contingent reimbursement obligations regarding letters of credit), (e) all obligations under capitalized leases and purchase money obligations, (f) all guarantees (other than product warranties made in the Ordinary Course of Business), including guarantees of any items set forth in clauses (a) through (e), all outstanding prepayment premiums, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (a) through (d), in each case, as calculated in accordance with GAAP, or in the case of the U.K. Affiliate, as calculated in accordance with U.K. GAAP.

“Indemnity Escrow Account” means the escrow account for the Indemnification Escrow Amount established pursuant to the Escrow Agreement.

“Initial Cash Consideration” means an amount in cash equal to (a) the Base Consideration, plus (b) the Initial Working Capital Adjustment Amount, minus (c) the Indemnification Escrow Amount, minus (d) the Working Capital Adjustment Escrow Amount, minus (e) the Company Employee Bonus Amount, minus (f) the Accrued Compensation Expense plus (g) the Unpaid Company Employee Bonus Amount, minus (h) the U.K. Affiliate Purchase Price, and minus (i) the aggregate of all Indebtedness paid in accordance with Section 2.03(e).

“Initial Working Capital Adjustment Amount” means the positive or negative number resulting from the difference between the estimated Closing Net Working Capital set forth in the Initial Closing Statement and the Target Closing Net Working Capital.

“Intellectual Property” means: (a) inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications, and all improvements thereto; (b) national and multinational statutory invention registrations, patents and patent applications (including all renewals, reissues, divisions, substitutions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the United States and all other nations throughout the world; (c) registered and unregistered trademarks, service marks, brand names, trade names, service names, trade dress, domain names, and corporate names (whether or not registered) (“Marks”) in the United States and all other nations throughout the world, including all variations, derivations, combinations, registrations and applications for registration or renewals of the foregoing and all goodwill associated therewith; (d) copyrights in both published and unpublished works and registrations and applications for registration or renewals thereof in the United States and all other nations throughout the world, including all derivative works, moral rights, renewals, extensions,

Annex A–6

reversions or restorations associated with such copyrights, now or hereafter provided by Law, regardless of the medium of fixation or means of expression; (e) designs, whether or not registered, and any design patents or design patent applications; (f) trade secrets, rights under applicable trade secret laws, and, whether or not confidential, business information (including pricing and cost information, business and marketing plans and customer and supplier lists), technology and know-how (including manufacturing and production processes and techniques and research and development information); (g) rights in databases and data collections (including knowledge databases, customer lists and customer databases) in the United States and all other nations throughout the world, whether registered or unregistered, and any applications for registration therefore; (h) computer software (including source code, object code, firmware, operating systems and specifications); (i) all rights in all of the foregoing provided by treaties, conventions and common law; (j) copies and tangible embodiments of the foregoing in any medium now known or hereafter developed; (k) rights in licenses to or from a third party in any of the foregoing; (l) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing; and (m) any other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction.

“Knowledge” means the actual knowledge of the Company Principals, and, with respect to the U.K. Affiliate, the actual knowledge of David Pepper and the Company Principals.

“Law” means, with respect to any Person, any United States or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise herein.

“Leased Real Property” means all real property other than the Owned Real Property leased by the Company or the U.K. Affiliate as tenant.

“Lebanon Agreement” means that certain purchase and sale agreement dated as of the date of this Agreement by and between Knight Leasing Company, LLC, a Tennessee limited liability company and Buyer.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority.

“Letter Agreement” means that certain Letter Agreement dated as of the date of this Agreement by and between the Company and Buyer.

“Liability” means any liability, cost, expense, debt or obligation of any kind, character, or description, and whether known or unknown, accrued, absolute, contingent or otherwise, and regardless of when asserted or by whom.

“Lien” means, with respect to any property, equity interest or asset, any mortgage, deed of trust, hypothecation lien, encumbrance, license, grant, lease, sublease, tenancy, occupancy

Annex A–7

agreement, pledge, charge, security interest, right of first refusal, right of first offer, adverse claim, restriction on transfer, right of way, covenant, condition, easement, encroachment, deed to secure debt, option, building or use restriction, conditional sale agreement or other matter in respect of such property, equity interest or asset.

“Losses” of a Person means any and all losses, liabilities, damages (including consequential and indirect damages), injury, claims, settlements, awards, Taxes, fines, penalties, judgments, costs (including costs incurred in connection with any Legal Proceeding including for the purpose of enforcing this Agreement, and any interest paid) and expenses (including the reasonable fees and expenses of advisors and experts, including attorneys) of any nature actually suffered or incurred by such Person.

“Marketable Securities Collateral” means the marketable securities of the Company held in Raymond James & Associates, Inc. accounts number 78293082, 78293100 and 78435270.

“Marks” has the meaning given such term in the definition of “Intellectual Property.”

“Material Adverse Effect” means any Effect that (a) has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or results of operations of the Company and the U.K. Affiliate, taken as a whole, (b) has prevented or materially delayed (or would reasonably be expected to prevent or materially delay) the ability of Sellers to consummate the sale of the Shares, as contemplated by this Agreement or (c) has or would be reasonably expected to have materially impaired the use or operation of the Facilities or result in Losses in excess of Six Million Dollars ($6,000,000.00) of EBITDA, or Twenty-Five Million Dollars ($25,000,000.00) of uninsured Losses; provided, however, that none of the following constitute, in and of themselves, a Material Adverse Effect: (i) any adverse Effect arising solely out of or resulting solely from the announcement or pendency of the transactions contemplated by this Agreement; (ii) any adverse Effect resulting from compliance with the terms of, or the taking of any action required to be taken in, this Agreement or any Transaction Document or from any action taken at the request of Buyer or any of its Affiliates (other than pursuant to a waiver of a covenant herein); (iii) any adverse Effect resulting from a change in GAAP or U.K. GAAP; (iv) any adverse Effect that affects the residential or commercial water heater and boiler industry generally, but only if any such Effect does not, individually or in the aggregate, have a materially disproportionate adverse impact on the Company and the U.K. Affiliate, taken as a whole, relative to other Persons in the residential and commercial water heater and boiler industry; (v) any adverse Effect in financial, credit or securities markets, general economic or business conditions, or political, social or regulatory conditions, but only if any such Effect does not, individually or in the aggregate, have a materially disproportionate adverse impact on the Company and the U.K. Affiliate, taken as a whole, relative to other Persons in the residential and commercial water heater and boiler industry; (vi) any adverse Effect resulting from the failure of the Company or the U.K. Affiliate to meet, with respect to any period or periods, any internal forecasts or projections, estimates of earnings or revenues, or business plans; provided that this clause (vi) shall not prevent a determination that any Effect underlying such failure to meet forecasts or projections resulted in a Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Material Adverse Effect); and (vii) any adverse Effect that results from acts of war or terrorism.

Annex A–8

“Net Working Capital” means the difference between total current assets and total current liabilities of the Company, determined in accordance with the Accounting Policies.

“Noncompetition Agreements” means those certain noncompetition agreements dated as of the date of this Agreement by and between Buyer and each of the Company Principals.

“Ordinary Course of Business” means ordinary course of business consistent with past practice.

“Organizational Documents” means any charter, certificate of formation, articles of incorporation, declaration of partnership, articles of association, bylaws, operating agreement, partnership agreement or similar formation or governing documents and instruments.

“Owned Intellectual Property” means all Intellectual Property proprietary to and owned by Seller.

“Owned Real Property” means all real property, including all rights, easements and privileges appertaining or relating thereto and all buildings, fixtures and improvements located thereon, that is both (a) owned in fee by any Affiliate of the Company or the Company Principals and (b) leased to or otherwise used by the Company or the U.K. Affiliate.

“Payoff Letters” mean payoff letters, each dated no more than five (5) Business Days prior to the Closing Date, with respect to all Closing Indebtedness, the amounts payable to the applicable lender thereof to (a) satisfy such Indebtedness as of the Closing and (b) terminate and release any Liens, other than Permitted Liens, related thereto.

“Permitted Liens” means (a) statutory Liens for current Taxes, assessments or other governmental charges, in each case, not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings (and which have been sufficiently accrued or reserved against on the Balance Sheet), (b) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business, (c) zoning, entitlement and other land use and environmental regulations promulgated by any Governmental Authority, (d) Liens created by Buyer or its successors and assigns and (e) (i) as of the date hereof, Liens disclosed in Schedule 1.01(c) and (ii) as of the Closing, Liens disclosed in Schedule 1.01(d).

“Person” means an individual, corporation, partnership, limited liability company, association, joint venture, trust or other entity or organization of any kind, including a Governmental Authority.

“Post-Closing Tax Period” means any Tax Period beginning after the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax Period beginning after the Closing Date.

“Pre-Closing Tax” means any Tax related to a Pre-Closing Tax Period.

“Pre-Closing Tax Period” means any Tax Period ending on or before the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax Period ending on the Closing Date.

Annex A–9

“Prohibited Transaction” shall have the meaning set forth in ERISA Section 406 and Code Section 4975.

“Purchase Price” means the Company Purchase Price and the U.K. Affiliate Purchase Price.

“Real Property” means the Owned Real Property and Leased Real Property.

“Real Property Leases” means all leasehold and subleashold estates and other rights to use or occupy any land, buildings, structures, fixtures, improvements or other interests for all Real Property, including all amendments thereto.

“Reimbursement Agreement” means that certain Letter of Credit Reimbursement Agreement, dated August 3, 2008, as amended August 3, 2009, as amended August 3, 2010, and as amended January 21, 2011, by and between the Company and Wilson Bank & Trust.

“Related Person” means the Company Principals and the respective members of their “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), any Affiliate of such Person, and any Trust for while such Person is the grantor for the benefit, in whole or in part, of any such Person or any of their respective spouses or descendents.

“Representative” means, with respect to any Person, such Person’s directors, legal representatives, officers, employees, counsel, financial advisors, financing sources, auditors, agents and other authorized representatives.

“Revenue” means the aggregate of all revenues recognized by Buyer in accordance with GAAP except that rebates paid to customers and cash discounts taken by customers will not be deducted from revenues consistent with past practices: (i) to have been earned by Buyer and the Company from the sale of (a) the Specified Products and (b) any other product sold under the brands of the Company set forth in Schedule 1.01(e); and (ii) to have been earned by Buyer and its Affiliates (including the Company) from the sale of any product (including products that are neither Specified Products nor sold under such brands of the Company) to any customer who, prior to the Closing Date, was a customer solely of the Company and not of Buyer or its Affiliates, in both cases as increased by any Revenue Adjustment. For the avoidance of doubt, Revenue will not include sales of Buyer products listed on Schedule 1.01(e) to the extent sold to any customer who was not a customer solely of the Company prior to the Closing Date.

“Revenue Adjustments” means, without duplication, any and all Revenues not earned during the Earn-Out Period due to the occurrence of one or more of the following, unless the following was undertaken with the prior written Consent of the Sellers’ Representative (not to be unreasonably withheld, conditioned or delayed):

(a) any change, in any material respect, for purposes of calculating Revenue during the Earn-Out Period, to the accounting methods or practices followed with respect to recognition of revenue in the business of the Company from the accounting practices followed with respect to recognition of revenue in the business of the Company prior to the Closing, unless such change (i) results from a change in GAAP after the date of this Agreement or (ii) is required by Law;

Annex A–10

(b) any sale, transfer or other disposition of any material asset of the Company, other than in the Ordinary Course of Business;

(c) any closure of facilities in Lebanon, Tennessee or Plymouth, Michigan or change the location of the principal place of business of the Company.

(d) any elimination of a Current Product Offering or pipeline product currently under development by the Company; and

(e) any termination by the Company of the employment of (i) more than ten percent (10%), in the aggregate, of the Company Employees as of the Closing Date, or (ii) any of the Company Employees set forth in Schedule 1.01(f) without prior consultation with the Company Principals, in each case except for terminations of employees for cause under Buyer’s standard employment practices and policies.

“S Corporation Tax Deposit” means the amount deposited by the Company with the IRS in connection with the Company’s change in its taxable year for federal Income Tax purposes, which as of the date of this Agreement has an approximate balance of Nine Hundred Twenty Three Thousand and Sixty One Dollars ($923,061).

“Satisfaction Date” means the first day upon which the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the Parties are required to take at the Closing itself as provided herein) has occurred.

“Smith Family” means certain members of the Smith Family who, along with trusts for their benefit, have entered into a voting trust agreement and own a controlling number of shares of A. O. Smith Corporation.

“Software” means all computer programs, applications, interfaces, operating systems or embedded software programs or applications, including source code, object code, firmware, development tools, test suites, files, records and data, processes, scripts, routines used to process data, web sites (including related computer code and content), media on which any of the foregoing is recorded, improvements, modifications, enhancements, versions and releases relating thereto, and all documentation related to any of the foregoing, irrespective of the media on which it is recorded.

“Specified Product” means all existing and future products manufactured, marketed, sold or under development by the Company as of the Closing Date.

“Straddle Tax Period” means any Tax Period beginning before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such Person.

Annex A–11

“Target Closing Net Working Capital” means Twenty-Five Million Dollars ($25,000,000) if the Closing Date is on or before September 30, 2011 and means Twenty-Four Million Dollars ($24,000,000) if the Closing Date is after September 30, 2011.

“Tax” means any and all taxes, governmental fees, withholdings, levies, imposts, contributions, duties or other like assessments or charges of any kind whatsoever (including withholding on or deductions from amounts paid to or by any Person, including under the U.K. PAYE regime), whether or not disputed, imposed or collected by any Governmental Authority, and any Liability for any of the foregoing pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign tax Law), as transferee or successor, by contract or otherwise, together with any interest, penalty, fine, charge, addition to tax or additional amount. Tax shall include any such amounts imposed on or related to income, net income, gross income, gross receipts, capital, windfall profit, severance, property (real and personal), production, sales, goods and services, use, single business, occupation, commercial activity, trade, license, excise, registration, franchise, employment, unemployment, payroll (including social security, national insurance contributions (both employer and employee) and Medicare), deductions at source, withholding, alternative or add-on minimum, intangibles, ad valorem, replacement, transfer, gains, stamp, customs, duties, estimated, transaction, title, capital, paid-up capital asset, profits, premium, value added, recording, inventory and merchandise, business privilege, federal highway use, environmental, retirement savings quotas, countervailing and antistamping duties, customs processing fees, and escheat or escheatment.

“Tax Liability” means any Liabilities related to Taxes.

“Tax Period” means any period prescribed by any Law or Governmental Authority for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Return” means any report, return, document, election (including any election to be treated as a Subchapter S Corporation), declaration, claim for refund, statement, schedule, form, attachment, amendment, custom filing or other information or filing (including any related or supporting information) supplied to or required to be supplied to any Taxing Authority with respect to Taxes, including information returns and any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Transaction Documents” means this Agreement, the Confidentiality Agreement, the Lebanon Agreement, the Consulting Agreements, the Noncompetition Agreements, the Escrow Agreement, the Letter Agreement and the General Releases.

Annex A–12

“Travelers’ Letter of Credit” means that certain Letter of Credit, dated August 3, 2009, as amended August 3, 2010, by and between Wilson Bank & Trust, on behalf of the Company, and The Travelers Indemnity Company.

“U.K. Company Employees” means the employees of the U.K. Affiliate.

“U.K. GAAP” means generally accepted accounting principles in the United Kingdom, applied on a consistent basis.

“U.S. Company Employees” means the employees of the Company; provided that the Company Principals shall be deemed not to be “U.S. Company Employees” for all purposes under Article VII.

“Unpaid Company Employee Bonus Amount” means the aggregate amount that is not paid at the Closing pursuant to Sections 7.04(a) and 7.04(b) because a U.S. Company Employee was not employed by the Company at the Closing or because a U.S. Company Employee set forth on Schedule 7.04(b) failed to execute a Bonus Agreement.

“VAT” means value added tax imposed in any member state of the European Union pursuant to EC Council Directive 2006/112 on the common system of value added tax and national legislation implementing that Directive or any predecessor to it or supplemental to that Directive, and any other sales, goods or services Tax or turnover Tax of a similar nature, wherever imposed.

Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Accountant	2.04(c)
Agreement	Preamble
Allocation	2.07(b)
Base Consideration	2.02(a)
Basket	9.02(a)
Benefit Plans	3.17(a)
Buyer	Preamble
Buyer Closing Statements	2.04(a)
Buyer Indemnitees	9.02(a)
Buyer Plans	7.03
Cap	9.02(a)
Closing Date	2.03
Closing Date Tennessee F&E Tax Return	6.02(a)(i)
Closing Legal Impediment	8.01(b)
Closing Statements Notice of Disagreement	2.04(b)
Collateral Release	5.15
Collateral Replacement	5.15
Company	Preamble
Company By-Laws	3.03

Annex A–13

Term	Section

Company Charter	3.03
Company Purchase Price	2.02(a)
Confidentiality Agreement	5.05
CTA 2010	6.01(v)
Earn-Out Dispute Amount	2.06(e)
Earn-Out Notice of Disagreement	2.06(d)
Earn-Out Payment	2.06(a)
Earn-Out Period Revenue	2.06(a)
Earn-Out Statement	2.06(c)
Effective Time	2.03
Employment Dispute	3.20(f)
EPCRA	5.14(b)
ERISA	3.17(a)
Escrow Agreement	2.03(u)
Financial Statements	3.07(a)
General Releases	2.03(k)
Historical Real Property	3.13(a)
Indemnification Escrow Amount	2.03(d)
Indemnified Party	9.05(a)
Indemnifying Party	9.05(a)
In- Licenses	3.14(b)
Initial Closing Statement	2.03(a)
Initial Outside Date	10.01(c)
IRS	3.17(e)
Management Employee	3.11
Material Contract	3.10(b)
Mini-Basket	9.02(a)
Officer’s Certificate	2.03(m)
Out-Licenses	3.14(a)
Outside Counsel Material	5.03(c)
Outside Date	10.01(c)
Party/Parties	Preamble
Pension Plan	3.17(e)
Per Diem Taxes	6.05(c)(i)
Permits	3.15
Potential Contributor	9.08
Pre-Closing Buyer-Filed Tax Return	6.02(a)(ii)
Pre-Closing Period	5.01
Property Affiliates	5.01
Regulatory Approvals	5.03(a)
Relevant Period	7.01
Relevant Transfer	3.17(q)
Sample Closing Statement	2.04(a)
Section 338 Forms	2.07(a)
Section 338(h)(10) Election	2.07(a)

Annex A–14

Term	Section

Seller/Sellers	Preamble
Seller Indemnitees	9.02(b)
Sellers’ Representative	Preamble
Shares	Preamble
Substitute Letter of Credit	5.15
Tax Claim	6.03
Tax Filing Party	2.07(d)
Tax Preparing Party	6.02(a)(iv)
TDEC	5.14(a)
Third-Party Claim	9.05(b)
U.K. Affiliate By-Laws	3.03(b)
U.K. Affiliate Purchase Price	2.02(b)
U.K. Shares	Preamble
U.S. Shares	Preamble
Unresolved Claim	9.04(c)
Unresolved Claim Amount	9.04(c)
Working Capital Adjustment Escrow Amount	2.03(d)

Annex A–15